GREAT-WEST
LIFECO INC.

August 3, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

Dear Sirs:

RE: Great-West Lifeco Inc.
Exemption Number 82-34728

Pursuant to Rule 12g3-2(b) exemption of Great-West Lifeco Inc. in the United States, attached please find the following documents:

- Interim Comparative Financial Statements (unaudited) for the period ending June 30, 2007;
- Interim MD&A for the period ending June 30, 2007;
- CEO/CFO Certification dated August 1, 2007,
- Press Release dated August 1, 2007 announcing second quarter results,
- Press Release dated August 1, 2007 announcing subsidiary's agreement to assume institutional client's 401(k) recordkeeping business and
- Material Change Report including a Press Release dated August 3, announcing completion of the acquisition of Putnam Investments Trust.

Please contact me directly at (204) 946-8795 if you have any questions.

Sincerely,

Connie Neilson
Senior Corporate Secretarial Specialist

Encls.

100 Osborne Street North
Winnipeg, Canada R3C 3A5 204-946-1190
A member of the Power Financial Corporation group of companies.

N:\las\qtr\2007\2007-08DIV.doc

GREAT-WEST
LIFECO INC.

SUMMARY OF CONSOLIDATED OPERATIONS *(unaudited)*

(in $ millions except per share amounts)

	For the three months ended June 30		For the six months ended June 30	
	2007	2006	**2007**	2006
	(note 1(a))		(note 1(a))	
Income				
Premium income	**$ 4,266**	$ 4,444	**$ 9,879**	$ 8,139
Net investment income (note 3)				
Regular net investment income	**1,487**	1,516	**2,905**	2,839
Changes in fair value on held for trading assets	**(1,931)**	-	**(2,347)**	-
Total net investment income	**(444)**	1,516	**558**	2,839
Fee and other income	**749**	667	**1,513**	1,324
	4,571	6,627	**11,950**	12,302
Benefits and expenses				
Policyholder benefits	**3,742**	3,898	**9,188**	7,482
Policyholder dividends and experience refunds	**307**	286	**472**	565
Change in actuarial liabilities	**(1,285)**	775	**(1,312)**	913
Total paid or credited to policyholders	**2,764**	4,959	**8,348**	8,960
Commissions	**374**	332	**752**	674
Operating expenses	**560**	541	**1,155**	1,103
Premium taxes	**58**	66	**122**	126
Financing charges (note 4)	**53**	51	**104**	98
Amortization of finite life intangible assets	**7**	5	**15**	9
Net income before income taxes	**755**	673	**1,454**	1,332
Income taxes - current	**205**	110	**354**	227
- future	**(51)**	26	**(62)**	78
Net income before non-controlling interests	**601**	537	**1,162**	1,027
Non-controlling interests (note 9)	**43**	62	**76**	96
Net income	**558**	475	**1,086**	931
Perpetual preferred share dividends	**14**	14	**28**	24
Net income - common shareholders	**$ 544**	$ 461	**$ 1,058**	$ 907
Earnings per common share (note 13)				
Basic	**$ 0.610**	$ 0.516	**$ 1.186**	$ 1.017
Diluted	**$ 0.606**	$ 0.513	**$ 1.177**	$ 1.010

GREAT-WEST
LIFECO INC.

CONSOLIDATED BALANCE SHEETS *(unaudited)*

(in $ millions)

	June 30, 2007 (note 1(a))	December 31, 2006	June 30, 2006
Assets			
Bonds (note 2)	**$ 69,456**	$ 65,246	$ 60,479
Mortgage loans (note 2)	**15,172**	15,334	14,855
Stocks (note 2)	**5,866**	4,766	4,236
Real estate (note 2)	**2,207**	2,216	1,868
Loans to policyholders	**6,496**	6,776	6,670
Cash and cash equivalents	**4,132**	3,083	3,186
Funds held by ceding insurers	**1,720**	12,371	11,526
Goodwill	**5,439**	5,444	5,324
Intangible assets	**1,541**	1,575	1,452
Other assets (note 5)	**5,027**	3,717	3,423
Total assets	**$ 117,056**	$ 120,528	$ 113,019
Liabilities			
Policy liabilities			
Actuarial liabilities	**$ 87,773**	$ 89,490	$ 81,221
Provision for claims	**1,238**	1,266	1,110
Provision for policyholder dividends	**562**	568	537
Provision for experience rating refunds	**225**	452	378
Policyholder funds	**2,243**	2,202	2,134
	92,041	93,978	85,380
Debentures and other debt instruments (note 6)	**3,014**	1,980	2,204
Funds held under reinsurance contracts	**1,944**	1,822	3,954
Other liabilities (note 7)	**4,138**	4,167	3,977
Repurchase agreements	**975**	997	1,049
Deferred net realized gains	**176**	2,821	2,693
	102,288	105,765	99,257
Preferred shares (note 10)	**813**	756	775
Capital trust securities and debentures (note 8)	**638**	646	647
Non-controlling interests (note 9)			
Participating account surplus in subsidiaries	**2,021**	1,884	1,814
Preferred shares issued by subsidiaries	**209**	209	209
Perpetual preferred shares issued by subsidiaries	**153**	154	155
Share capital and surplus			
Share capital (note 10)			
Perpetual preferred shares	**1,099**	1,099	1,099
Common shares	**4,688**	4,676	4,671
Accumulated surplus	**6,093**	5,858	5,338
Accumulated other comprehensive income	**(977)**	-	-
Contributed surplus	**31**	28	23
Currency translation account	**-**	(547)	(969)
	10,934	11,114	10,162
Liabilities, share capital and surplus	**$ 117,056**	$ 120,528	$ 113,019

GREAT-WEST
LIFECO INC.

CONSOLIDATED STATEMENTS OF SURPLUS *(unaudited)*

(in $ millions)

	For the six months ended June 30	
	2007	2006
Accumulated surplus		
Balance, beginning of year	**$ 5,858**	$ 4,860
Change in accounting policy (note 1(a))	**(368)**	-
Net income	**1,086**	931
Common share cancellation excess	**-**	(24)
Share issue costs - preferred shares	**-**	(6)
Dividends to shareholders		
Perpetual preferred shareholders	**(28)**	(24)
Common shareholders	**(455)**	(399)
Balance, end of period	**$ 6,093**	$ 5,338
Accumulated other comprehensive income, net of income taxes (note 14)		
Balance, beginning of year	**$ -**	$ -
Reclassification from currency translation account (note 1(a))	**(547)**	-
Change in accounting policy (note 1(a))	**257**	-
Other comprehensive income	**(687)**	-
Balance, end of period	**$ (977)**	$ -
Contributed surplus		
Balance, beginning of year	**$ 28**	$ 19
Stock option expense		
Current year expense (note 11)	**3**	5
Exercised	**-**	(1)
Balance, end of period	**$ 31**	$ 23
Currency translation account		
Balance, beginning of year	**$ (547)**	$ (849)
Reclassification to accumulated other comprehensive income (note 1(a))	**547**	-
Change during the period	**-**	(120)
Balance, end of period	**$ -**	$ (969)

GREAT-WEST LIFECO INC.

SUMMARY OF CONSOLIDATED COMPREHENSIVE INCOME *(unaudited)*

(in $ millions)

	For the three months ended June 30 2007 (note 1(a))	For the six months ended June 30 2007 (note 1(a))
Net income	$ 558	$ 1,086
Other comprehensive income (loss), net of income taxes		
Unrealized foreign exchange gains (losses) on translation of foreign operations, net of tax of $0 and $0	(513)	(588)
Unrealized gains (losses) on available for sale assets, net of tax of $22 and $26	(83)	(98)
Unrealized gains (losses) on cash flow hedges, net of tax of $21 and $21	(38)	(38)
Reclassification of realized gains (losses) on available for sale assets, net of tax of $5 and $12, to net income	(2)	(23)
Non-controlling interests (note 9)	60	60
	(576)	(687)
Comprehensive income	$ (18)	$ 399

GREAT-WEST
LIFECO INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS *(unaudited)*

(in $ millions)

	For the three months ended June 30		For the six months ended June 30	
	2007	2006	**2007**	2006
Operations				
Net income	**$ 558**	$ 475	**$ 1,086**	$ 931
Adjustments:				
Change in policy liabilities	**(1,496)**	274	**(1,548)**	403
Change in funds held by ceding insurers	**153**	379	**441**	431
Change in funds held under reinsurance contracts	**24**	(19)	**50**	(97)
Change in current income taxes payable	**14**	15	**(30)**	(74)
Future income tax expense	**(51)**	26	**(62)**	78
Changes in fair value of financial instruments	**1,919**	-	**2,333**	-
Other	**153**	649	**(818)**	75
Cash flows from operations	**1,274**	1,799	**1,452**	1,747
Financing Activities				
Issue of common shares	**1**	5	**12**	17
Issue of preferred shares	**-**	300	**-**	300
Purchased and cancelled common shares	**-**	(15)	**-**	(30)
Redemption of preferred shares	**-**	(12)	**-**	(12)
Issue of subordinated debentures in subsidiary	**1,000**	336	**1,000**	336
Issue of short term commercial paper	**124**	-	**124**	-
Repayment of debentures and other debt instruments	**(18)**	(10)	**(27)**	(22)
Share issue costs	**-**	(6)	**-**	(6)
Dividends paid	**(242)**	(213)	**(483)**	(423)
	865	385	**626**	160
Investment Activities				
Bond sales and maturities	**5,287**	6,200	**11,819**	13,332
Mortgage loan repayments	**502**	473	**971**	911
Stock sales	**424**	262	**777**	556
Real estate sales	**15**	(74)	**34**	45
Change in loans to policyholders	**(126)**	(133)	**(160)**	(220)
Change in repurchase agreements	**160**	4	**(267)**	118
Investment in bonds	**(5,362)**	(7,412)	**(11,305)**	(14,505)
Investment in mortgage loans	**(690)**	(673)	**(1,284)**	(1,205)
Investment in stocks	**(664)**	(285)	**(1,236)**	(638)
Investment in real estate	**(83)**	(44)	**(196)**	(116)
	(537)	(1,682)	**(847)**	(1,722)
Effect of changes in exchange rates on cash and cash equivalents	**(166)**	10	**(182)**	40
Increase in cash and cash equivalents	**1,436**	512	**1,049**	225
Cash and cash equivalents, beginning of period	**2,696**	2,674	**3,083**	2,961
Cash and cash equivalents, end of period	**$ 4,132**	$ 3,186	**$ 4,132**	$ 3,186

Notes to Interim Consolidated Financial Statements *(unaudited)*
(in $ millions except per share amounts)

1. Basis of Presentation and Summary of Accounting Policies

The interim unaudited consolidated financial statements of Great-West Lifeco Inc. (Lifeco or the Company) at June 30, 2007 have been prepared in accordance with Canadian generally accepted accounting principles, using the same accounting policies and methods of computation followed in the consolidated financial statements for the year ended December 31, 2006 except as noted below. These interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto in the Company's annual report dated December 31, 2006.

(a) Financial Instruments

Effective January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Section 4211, *Life Insurance Enterprises*; Section 3855, *Financial Instruments – Recognition and Measurement*; Section 3865, *Hedges*; Section 1530, *Comprehensive Income*.

In addition to the adoption of the CICA standards, the Company adopted The Office of the Superintendent of Financial Institutions Canada Guideline D-10, *Accounting for Financial Instruments Designated as "Held for Trading" (Fair Value Option)*(OSFI D-10), which provides additional guidance to certain federally regulated financial institutions, including life insurance companies.

Under the new guidance, all financial assets, including derivatives, must be classified as available for sale, held for trading, held to maturity, or loans and receivables. All financial liabilities, including derivatives, must be classified as held for trading or other. All financial instruments classified as available for sale or held for trading are recognized at fair value on the Consolidated Balance Sheets while financial instruments classified as loans and receivables or other will continue to be measured at amortized cost using the effective interest rate method. The standards allow the Company to designate certain financial instruments, on initial recognition, as held for trading. This option has been limited by the requirements of OSFI D-10.

Changes in the fair value of financial instruments classified as held for trading are reported in net income. Unrealized gains or losses on financial instruments classified as available for sale are reported in Other Comprehensive Income until they are realized by the Company.

The new guidance introduces the concept of Consolidated Other Comprehensive Income, which tracks unrealized gains and losses experienced by the Company on certain investments and derivative instruments, and the currency translation account movement. Consolidated Other Comprehensive Income together with Consolidated Net Income provides the financial statement reader with Consolidated Comprehensive Income. Consolidated Comprehensive Income is the total of all realized and unrealized income, expenses, gains and losses related to the Consolidated Balance Sheets including currency translation gains and losses on foreign subsidiary operations.

Unless otherwise stated below, financial assets and liabilities will remain on the Consolidated Balance Sheets at amortized cost.

Certain investments, primarily investments actively traded in a public market, and certain financial liabilities are measured at their fair value. Investments backing actuarial liabilities, investments backing participating account surplus in The Canada Life Assurance Company (Canada Life), and preferred shares classified as liabilities are designated as held for trading using the fair value option. Changes in the fair value of these investments flow through net income. This impact is largely offset by corresponding changes in the actuarial liabilities which also flow through net income. Investments backing shareholder capital and surplus, with the exception of the investments backing participating account surplus in Canada Life, are classified as available for sale. Unrealized gains and losses on these investments flow through Other Comprehensive Income until they are realized. Certain investment portfolios are classified as held for trading as a reflection of their underlying nature. Changes in the fair value of these investments flow through net income. There has been no change to the Company's method of accounting for real estate or loans.

Derivative instruments, previously off-balance sheet, are recognized at their market value in the Consolidated Balance Sheets (note 5 and 7). Changes in the fair value of derivatives are recognized in net income except for derivatives designated as effective cash flow hedges.

Derivatives embedded in financial instruments, or other contracts, which are not closely related to the host financial instrument, or contract, must be bifurcated and recognized independently. The change in accounting policy related to embedded derivatives did not have a significant impact on the financial statements of the Company.

Three types of hedging relationships are permitted under the new guidance: fair value hedges, cash flow hedges, and hedges of net investments in self-sustaining foreign operations. Changes in fair value hedges are recognized in net income. The effective portion of cash flow hedges and hedges of net investments in self-sustaining foreign operations is offset through Other Comprehensive Income until the variability in cash flows being hedged is recognized in net income.

Trade-date accounting will be used to account for all regular-way purchase or sale of investments traded on a public market and derivative instruments. Settlement-date accounting will be used to account for all regular-way purchase or sale of investments not traded on a public market.

Transaction costs for financial assets and liabilities classified or designated as held for trading will be recognized immediately in net income. Transaction costs for financial assets classified as available for sale or loans and receivables will be added to the value of the instrument at acquisition and be taken into net income using the effective interest rate method. Transaction costs for financial liabilities classified as other than held for trading will be recognized immediately in net income.

On January 1, 2007, transition adjustments were made to certain existing financial instruments to adjust their carrying value to market, to recognize derivative financial instruments on the balance sheet, to eliminate the recognition of deferred realized gains with corresponding adjustments to actuarial liabilities and opening accumulated surplus.

The following table summarizes the adjustments made to adopt the new standards:

	December 31, 2006 as reported (note 1(d))	Opening adjustments	Adjusted January 1, 2007
Assets			
Bonds	$ 65,246	$ (65,246)	$ -
Classified as available for sale	-	5,675	5,675
Classified as held for trading	-	48,799	48,799
Designated as held for trading	-	1,650	1,650
Loans and receivables	-	10,035	10,035
	65,246	913	66,159
Mortgage loans	15,334	(46)	15,288
Stocks	4,766	(4,460)	306
Classified as available for sale	-	904	904
Classified as held for trading	-	4,210	4,210
	4,766	654	5,420
All other assets	35,182	(43)	35,139
Total assets	$ 120,528	$ 1,478	$ 122,006
Liabilities			
Policy liabilities	$ 93,978	$ 3,896	$ 97,874
Funds held under reinsurance contracts	1,822	121	1,943
Deferred net realized gains	2,821	(2,628)	193
Preferred share liability (Series D and E)	756	71	827
All other liabilities	7,790	-	7,790
	107,167	1,460	108,627
Non-controlling interests			
Participating account surplus in subsidiaries	1,884	129	2,013
Other non-controlling interests	363	-	363
Share capital and surplus			
Share capital	5,775	-	5,775
Shareholder surplus			
Accumulated surplus	5,858	(368)	5,490
Accumulated other comprehensive income	-	(290)	(290)
Contributed surplus	28	-	28
Currency translation account	(547)	547	-
	11,114	(111)	11,003
Liabilities, share capital and surplus	$ 120,528	$ 1,478	$ 122,006

(b) Determining Variable Interest Entities

The Company adopted the Emerging Issues Committee (EIC) of the CICA EIC-163, *Determining the Variability to be Considered in Applying AcG-15* on January 1, 2007. EIC-163 provides additional guidance on consolidation of variable interest entities.

(c) New Accounting Requirements

Capital Disclosures

Effective January 1, 2008, the Company will be required to comply with CICA Handbook Section 1535, *Capital Disclosures*. The section establishes standards for disclosing information that enables users of financial statements to evaluate the entity's objectives, policies and processes for managing capital. The new requirements are for disclosure only and will not impact financial results of the Company.

Financial Instrument Disclosure and Presentation

Effective January 1, 2008, the Company will be required to comply with CICA Handbook Section 3862, *Financial Instruments – Disclosures*, and Section 3863, *Financial Instruments – Presentation*. These sections will replace existing Section 3861, *Financial Instruments – Disclosure and Presentation*. Presentation standards are carried forward unchanged. Disclosure standards are enhanced and expanded to complement the changes in accounting policy adopted in accordance with Section 3855, *Financial Instruments – Recognition and Measurement.*

(d) Comparative Figures

Certain of the 2006 amounts presented for comparative purposes have been reclassified to conform to the presentation adopted in the current year. This reclassification has resulted in an increase to total assets of $65 at December 31, 2006 and $74 at June 30, 2006, with a corresponding increase in total liabilities.

Comparative figures have not been restated to conform with the new Financial Instruments accounting policies adopted January 1, 2007. CICA guidance explicitly prevents restatement of comparative information under the new standards.

2. Portfolio Investments

(a) Carrying values of the portfolio investments are as follows:

	June 30, 2007						December 31, 2006	June 30, 2006
	Market Value			Amortized Cost		Total		
	Available for sale	Held for trading[1] Designated	Held for trading[1] Classified	Loans and receivables	Non-financial instruments		Carrying value	Carrying value
Bonds								
- government	$ 1,850	$ 18,855	$ 908	$ 1,977	$ -	$ 23,590	$ 22,069	$ 19,217
- corporate	3,213	34,646	684	7,323	-	45,866	43,177	41,262
	5,063	53,501	1,592	9,300	-	69,456	65,246	60,479
Mortgage loans								
- residential	-	-	-	7,230	-	7,230	7,342	7,272
- non-residential	-	-	-	7,942	-	7,942	7,992	7,583
	-	-	-	15,172	-	15,172	15,334	14,855
Stocks	844	4,709	-	-	313	5,866	4,766	4,236
Real estate	-	-	-	-	2,207	2,207	2,216	1,868
	$ 5,907	$ 58,210	$ 1,592	$ 24,472	$ 2,520	$ 92,701	$ 87,562	$ 81,438

[1]Investments can be held for trading in two ways: designated as held for trading at the option of management; or, classified as held for trading if they are actively traded for the purpose of earning investment income.

(b) Stocks include the Company's investment in an affiliated company, IGM Financial Inc. (IGM), a member of the Power Financial Corporation group of companies, over which it exerts significant influence but does not control. As a result of changes in circumstances, the investment is accounted for using the equity method of accounting as at January 1, 2007. The portfolio method of accounting was used to account for the Company's investment in IGM in prior years.

	June 30, 2007	December 31, 2006	June 30, 2006
Carrying value, beginning of year	**$ 306**	$ 276	$ 276
Equity method earnings	**14**	-	-
Dividends	**(7)**	-	-
Portfolio method earnings	**-**	30	15
Carrying value, end of period	**$ 313**	$ 306	$ 291
Share of equity, end of period	**$ 142**	$ 133	$ 127
Fair value, end of period	**$ 476**	$ 452	$ 410

The Company owns 9,205,911 shares of IGM at June 30, 2007 (9,205,933 at December 31, 2006; 9,205,705 at June 30, 2006) representing a 3.48% ownership interest (3.48% at December 31, 2006; 3.48% at June 30, 2006).

3. Net Investment Income

Net investment income is comprised of the following:

For the three months ended June 30, 2007	Bonds	Mortgage loans	Stocks	Real estate	Other	Total
Regular net investment income:						
Investment income earned	$ 950	$ 224	$ 44	$ 26	$ 212	$ 1,456
Net realized gains (losses) *(available for sale)*	7	-	-	-	-	7
Net realized gains (losses) *(other classifications)*	11	9	-	-	-	20
Recovery of credit losses	-	4	-	-	-	4
Amortization of deferred net realized gains	-	-	-	18	-	18
Other income and expenses	-	-	-	-	(18)	(18)
	968	237	44	44	194	1,487
Changes in fair value on held for trading assets:						
Net realized/ unrealized gains (losses) *(classified held for trading)*	(18)	-	-	-	-	(18)
Net realized/ unrealized gains (losses) *(designated held for trading)*	(1,967)	-	133	-	(79)	(1,913)
	(1,985)	-	133	-	(79)	(1,931)
Net investment income	$ (1,017)	$ 237	$ 177	$ 44	$ 115	$ (444)

For the three months ended June 30, 2006	Bonds	Mortgage loans	Stocks	Real estate	Other	Total
Investment income earned	$ 1,009	$ 215	$ 32	$ 28	$ 107	$ 1,391
Amortization of net realized and unrealized gains	63	12	48	15	-	138
Recovery for credit losses	4	1	-	-	-	5
Investment expenses	-	-	-	-	(18)	(18)
Net investment income	$ 1,076	$ 228	$ 80	$ 43	$ 89	$ 1,516

For the six months ended June 30, 2007	Bonds	Mortgage loans	Stocks	Real estate	Other	Total
Regular net investment income:						
Investment income earned	$ 1,875	$ 448	$ 88	$ 61	$ 364	$ 2,836
Net realized gains (losses) *(available for sale)*	32	-	3	-	-	35
Net realized gains (losses) *(other classifications)*	13	15	-	-	-	28
Recovery of credit losses	1	4	-	-	-	5
Amortization of deferred net realized gains	-	-	-	37	-	37
Other income and expenses	-	-	-	-	(36)	(36)
	1,921	467	91	98	328	2,905
Changes in fair value on held for trading assets:						
Net realized/ unrealized gains (losses) *(classified held for trading)*	(21)	-	-	-	-	(21)
Net realized/ unrealized gains (losses) *(designated held for trading)*	(2,446)	-	212	-	(92)	(2,326)
	(2,467)	-	212	-	(92)	(2,347)
Net investment income	$ (546)	$ 467	$ 303	$ 98	$ 236	$ 558

For the six months ended June 30, 2006	Bonds	Mortgage loans	Stocks	Real estate	Other	Total
Investment income earned	$ 1,809	$ 431	$ 65	$ 54	$ 206	$ 2,565
Amortization of net realized and unrealized gains	124	24	124	29	-	301
Recovery for credit losses	6	1	-	-	-	7
Investment expenses	-	-	-	-	(34)	(34)
Net investment income	$ 1,939	$ 456	$ 189	$ 83	$ 172	$ 2,839

4. Financing Charges

Financing charges consist of the following:

	For the three months ended June 30		For the six months ended June 30	
	2007	2006	**2007**	2006
Interest on long-term debentures and other debt instruments	**$ 32**	$ 30	**$ 62**	$ 57
Preferred share dividends	**9**	9	**18**	19
Unrealized gains on preferred shares classified as held for trading	**(12)**	-	**(14)**	-
Subordinated debenture issue costs	**13**	-	**13**	-
Other	**1**	2	**6**	3
Interest on capital trust debentures	**12**	12	**24**	24
Distributions on capital trust securities held by consolidated group as temporary investments	**(2)**	(2)	**(5)**	(5)
Total	**$ 53**	$ 51	**$ 104**	$ 98

5. Other Assets

Other assets consist of the following:

	June 30, 2007	December 31, 2006	June 30, 2006
Premiums in course of collection	**$ 535**	$ 566	$ 572
Interest due and accrued	**1,049**	1,009	927
Derivative financial instruments (note 1(a))	**796**	-	-
Other investment receivables	**319**	-	-
Future income taxes	**398**	369	367
Fixed assets	**259**	263	256
Prepaid expenses	**55**	64	76
Accounts receivable	**709**	754	648
Accrued pension asset	**202**	189	181
Other	**705**	503	396
	$ 5,027	$ 3,717	$ 3,423

6. Debentures and Other Debt Instruments

Debentures and other debt instruments consist of the following:

	June 30, 2007	December 31, 2006	June 30, 2006
Short term			
Commercial paper and other short term debt instruments with interest rates from 5.3% to 5.4% (5.2% to 5.3% in 2006)	$ 200	$ 110	$ 103
Revolving credit in respect of reinsurance business with interest rates of 6.0% maturing within one year (6.0% in 2006)	1	1	2
Total short term	201	111	105
Long term			
Operating:			
Note payable with interest rate of 8.0%	7	8	8
Capital:			
Lifeco			
6.75% Debentures due August 10, 2015, unsecured	200	200	200
6.14% Debentures due March 21, 2018, unsecured	200	200	200
6.74% Debentures due November 24, 2031, unsecured	200	200	200
6.67% Debentures due March 21, 2033, unsecured	400	400	400
	1,000	1,000	1,000
Canada Life			
Subordinated debentures due September 19, 2011 bearing a fixed rate of 8% until 2006 and, thereafter, at a rate equal to the Canadian 90-day Bankers' Acceptance rate plus 1%, unsecured	-	-	250
Subordinated debentures due December 11, 2013 bearing a fixed rate of 5.8% until 2008 and, thereafter, at a rate equal to the Canadian 90-day Bankers' Acceptance rate plus 1%, unsecured	200	200	200
6.40% Subordinated debentures due December 11, 2028, unsecured	100	100	100
Acquisition related fair market value adjustment	4	5	8
	304	305	558
Great-West Life & Annuity Insurance Capital, LP			
6.625% Deferrable debentures due November 15, 2034, unsecured (U.S.$175)	184	205	197
Great-West Life & Annuity Insurance Capital, LP II			
7.153% Subordinated debentures due May 16, 2046, unsecured (U.S.$300)	318	351	336
Great-West Lifeco Finance (Delaware) LP			
Subordinated debentures due June 21, 2067 bearing an interest rate of 5.691% until 2017 and, thereafter, at a rate equal to the Canadian 90-day Bankers' Acceptance rate plus 1.49%, unsecured	1,000	-	-
Total long term	2,813	1,869	2,099
Total debentures and other debt instruments	$ 3,014	$ 1,980	$ 2,204

On June 20, 2007, Lifeco borrowed $124 under an existing revolving line of credit facility with a Canadian chartered bank.

During the second quarter of 2007, the Company issued $1.0 billion of 5.691% Subordinated Debentures through its wholly-owned subsidiary Great-West Lifeco Finance (Delaware) LP. The subordinated debentures are due June 21, 2067 and bear an interest rate of 5.691% until June 21, 2017. After June 21, 2017, the subordinated debentures will bear an interest rate of the three month bankers' acceptance rate plus 1.49%. The subordinated debentures may be redeemed by the Company at the principal amount plus any unpaid and accrued interest after June 21, 2017.

7. Other Liabilities

Other liabilities consist of the following:

	June 30, 2007	December 31, 2006	June 30, 2006
Current income taxes	**$ 214**	$ 246	$ 260
Accounts payable	**383**	459	384
Post-retirement benefits provision	**521**	520	521
Bank overdraft	**430**	446	464
Future income taxes	**373**	369	306
Derivative financial instruments (note 1(a))	**154**	-	2
Other	**2,063**	2,127	2,040
	$ 4,138	$ 4,167	$ 3,977

8. Capital Trust Securities and Debentures

	June 30, 2007	December 31, 2006	June 30, 2006
Capital trust debentures:			
5.995% Senior debentures due December 31, 2052, unsecured (GWLCT)	**350**	350	350
6.679% Senior debentures due June 30, 2052, unsecured (CLCT)	**300**	300	300
7.529% Senior debentures due June 30, 2052, unsecured (CLCT)	**150**	150	150
	800	800	800
Acquisition related fair market value adjustment	**29**	31	32
Trust securities held by consolidated group as temporary investments	**(191)**	(185)	(185)
Total	**$ 638**	$ 646	$ 647

Great-West Life Capital Trust (GWLCT), a trust established by The Great-West Life Assurance Company (Great-West Life), had issued $350 of capital trust securities, the proceeds of which were used by GWLCT to purchase Great-West Life senior debentures in the amount of $350, and Canada Life Capital Trust (CLCT), a trust established by Canada Life, had issued $450 of capital trust securities, the proceeds of which were used by CLCT to purchase Canada Life senior debentures in the amount of $450.

9. Non-Controlling Interests

The Company controlled a 100% equity interest in Great-West Life, London Life Insurance Company (London Life), Canada Life and Great-West Life & Annuity Insurance Company (GWL&A) at June 30, 2007 and June 30, 2006.

(a) The non-controlling interests of Great-West Life, London Life, Canada Life, GWL&A and their subsidiaries reflected in the Summary of Consolidated Operations are as follows:

	For the three months ended June 30		For the six months ended June 30	
	2007	2006	**2007**	2006
Participating account				
Net income attributable to participating account before policyholder dividends				
Great-West Life	**$ 31**	$ 30	**$ 61**	$ 59
London Life	**180**	190	**346**	352
Canada Life	**52**	45	**105**	92
GWL&A	**24**	26	**74**	69
	287	291	**586**	572
Policyholder dividends				
Great-West Life	**(27)**	(25)	**(54)**	(51)
London Life	**(149)**	(141)	**(295)**	(280)
Canada Life	**(51)**	(44)	**(103)**	(90)
GWL&A	**(22)**	(24)	**(67)**	(64)
	(249)	(234)	**(519)**	(485)
Net income - participating account	**38**	57	**67**	87
Preferred shareholder dividends of subsidiaries	**5**	5	**9**	9
Total	**$ 43**	$ 62	**$ 76**	$ 96

(b) The carrying value of non-controlling interests consist of the following:

	June 30, 2007	December 31, 2006	June 30, 2006
Participating account surplus:			
Great-West Life	**$ 409**	$ 370	$ 380
London Life	**1,430**	1,275	1,218
Canada Life	**30**	35	27
GWL&A	**243**	204	189
Participating account accumulated other comprehensive income:			
Great-West Life	**5**	-	-
London Life	**(49)**	-	-
Canada Life	**2**	-	-
GWL&A	**(49)**	-	-
	$ 2,021	$ 1,884	$ 1,814
Preferred shares issued by subsidiaries:			
Great-West Life Series L, 5.20% Non-Cumulative	**$ 52**	$ 52	$ 52
Great-West Life Series O, 5.55% Non-Cumulative	**157**	157	157
	$ 209	$ 209	$ 209
Perpetual preferred shares issued by subsidiaries:			
CLFC Series B, 6.25% Non-Cumulative	**$ 145**	$ 145	$ 145
Acquisition related fair market value adjustment	**8**	9	10
	$ 153	$ 154	$ 155

(c) The non-controlling interests of Great-West Life, London Life, Canada Life, GWL&A and their subsidiaries reflected in Other Comprehensive Income are as follows:

	For the three months ended June 30	**For the six months ended June 30**
	2007	**2007**
Participating account		
Other comprehensive income attributable to participating account		
Great-West Life	**$ (4)**	**$ (5)**
London Life	**(34)**	**(34)**
Canada Life	**-**	**-**
GWL&A	**(22)**	**(21)**
Other comprehensive income - participating account	**$ (60)**	**$ (60)**

10. Capital

Authorized

Unlimited First Preferred Shares, Class A Preferred Shares and Second Preferred Shares,
Unlimited Common Shares

Issued and outstanding

	June 30, 2007		December 31, 2006		June 30, 2006	
	Number	**Carrying value**	Number	Stated value	Number	Stated value
Classified as liabilities						
Preferred shares:						
Designated as held for trading [1]						
Series D, 4.70% Non-Cumulative First Preferred Shares	**7,978,900**	**$ 206**	7,978,900	$ 199	7,978,900	$ 199
Series E, 4.80% Non-Cumulative First Preferred Shares	**22,282,215**	**607**	22,282,215	557	23,022,915	576
	30,261,115	**$ 813**	30,261,115	$ 756	31,001,815	$ 775
Classified as equity						
Perpetual preferred shares:						
Series F, 5.90% Non-Cumulative First Preferred Shares	**7,957,001**	**$ 199**	7,957,001	$ 199	7,957,001	$ 199
Series G, 5.20% Non-Cumulative First Preferred Shares	**12,000,000**	**300**	12,000,000	300	12,000,000	300
Series H, 4.85% Non-Cumulative First Preferred Shares	**12,000,000**	**300**	12,000,000	300	12,000,000	300
Series I, 4.50% Non-Cumulative First Preferred Shares	**12,000,000**	**300**	12,000,000	300	12,000,000	300
	43,957,001	**$ 1,099**	43,957,001	$ 1,099	43,957,001	$ 1,099
Common shares:						
Balance, beginning of year	**891,151,789**	**$ 4,676**	890,689,076	$ 4,660	890,689,076	$ 4,660
Purchased and cancelled under Normal Course Issuer Bid	**-**	**-**	(1,847,300)	(9)	(1,023,300)	(6)
Issued under Stock Option Plan	**1,082,557**	**12**	2,310,013	25	1,604,850	17
Balance, end of period	**892,234,346**	**$ 4,688**	891,151,789	$ 4,676	891,270,626	$ 4,671

[1]The Company has elected to designate the outstanding Preferred Shares Series D and Series E, as held for trading resulting in an increase of $71 in the carrying value effective January 1, 2007 (see note 1(a)). The effect of the change at June 30, 2007 is an increase of $57 (Series D - $7, Series E - $50). The stated value at maturity is $25.00 per share plus accrued dividends.

11. Stock Based Compensation

No options were granted under the Company's stock option plan during the second quarter 2007 and 1,749,000 options were granted during the first quarter of 2007 (no options were granted during the first quarter of 2006 and 50,000 options were granted during the second quarter of 2006). The weighted-average fair value of options granted during the six months ended June 30, 2007 were $7.49 per option ($5.48 per option during the six months ended June 30, 2006). Compensation expense of $3 after tax has been recognized in the Summary of Consolidated Operations for the six months ended June 30, 2007 ($5 after tax for the six months ended June 30, 2006).

12. Pension Plans and Other Post Retirement Benefits

The total benefit costs included in operating expenses are as follows:

	For the three months ended June 30		For the six months ended June 30	
	2007	2006	**2007**	2006
Pension benefits	**$ 11**	$ 19	**$ 22**	$ 39
Other benefits	**5**	5	**10**	11
Total	**$ 16**	$ 24	**$ 32**	$ 50

13. Earnings Per Common Share

	For the three months ended June 30		For the six months ended June 30	
	2007	2006	**2007**	2006
a) Earnings				
Net income - common shareholders	**$ 544**	$ 461	**$ 1,058**	$ 907
b) Number of common shares				
Average number of common shares outstanding	**892,170,991**	890,989,489	**891,871,142**	890,989,489
Add:				
-Potential exercise of outstanding stock options	**6,612,015**	6,649,699	**6,818,203**	6,649,699
Average number of common shares outstanding - diluted basis	**898,783,006**	897,639,188	**898,689,345**	897,639,188
Earnings per common share				
Basic	**$ 0.610**	$ 0.516	**$ 1.186**	$ 1.017
Diluted	**$ 0.606**	$ 0.513	**$ 1.177**	$ 1.010

14. Accumulated Other Comprehensive Income

	For the six months ended June 30, 2007					
	Unrealized foreign exchange gains(losses) on translation of foreign operations	Unrealized gains(losses) on available for sale assets	Unrealized gains(losses) on cash flow hedges	Total	Non-controlling Interest	Shareholder
Balance, beginning of year	$ -	$ -	$ -	$ -	$ -	$ -
Opening transition adjustment	(591)	379	-	(212)	26	(186)
Income tax	-	(108)	-	(108)	4	(104)
	(591)	271	-	(320)	30	(290)
Other comprehensive income	(588)	(159)	(59)	(806)	64	(742)
Income tax	-	38	21	59	(4)	55
	(588)	(121)	(38)	(747)	60	(687)
Balance, end of period	$ (1,179)	$ 150	$ (38)	$ (1,067)	$ 90	$ (977)

15. Acquisitions

(a) Putnam Investment Trust

On February 1, 2007, Lifeco announced that it had entered into agreements with Marsh & McLennan Companies, Inc. whereby Lifeco will acquire the asset management business of Putnam Investment Trust (Putnam), and Great-West Life will acquire Putnam's 25% interest in T.H. Lee Partners for approximately $371 (U.S. $350). The parties will make an election under section 338(h)(10) of the U.S. Internal Revenue Code that will result in a tax benefit that Lifeco intends to securitize for approximately $583 (U.S. $550). In aggregate these transactions represent a value of approximately $4.1 billion (U.S. $3.9 billion).

Funding for the transaction will come from internal resources as well as from proceeds of an issue of Lifeco common shares of no more than $1.2 billion, the issuance of debentures and hybrids, a bank credit facility, and an acquisition tax benefit securitization.

Also refer to note 17, Subsequent Events.

(b) Other Acquisitions

On May 31, 2007, GWL&A acquired an 80% equity interest in Benefits Management Corporation (BMC). The assets acquired, liabilities assumed and the Company's equity interest in the results of BMC's operations have been included in its consolidated financial statements since that date. The acquisition will add approximately 90,000 members to the Company's medical membership. BMC's principal subsidiary, Allegiance Benefit Management, Inc., is a Montana-based third-party administrator of employee health plans.

The value of identifiable intangible assets acquired reflects the estimated fair value of the Company's interest in BMC's customer base at the time of acquisition. The value of the identifiable intangible assets will be amortized in relation to the expected economic benefits of the business acquired. If actual experience differs from expectations, the amortization will be adjusted to reflect actual experience.

16. Segmented Information
Consolidated Operations
For the three months ended June 30, 2007

	Canada	United States	Europe	Lifeco Corporate	Total
Income:					
Premium income	$ 1,888	$ 673	$ 1,705	$ -	$ 4,266
Net investment income					
Regular net investment income	621	359	496	11	1,487
Changes in fair value on held for trading assets	(643)	(229)	(1,059)	-	(1,931)
Total net investment income	(22)	130	(563)	11	(444)
Fee and other income	254	326	169	-	749
Total income	2,120	1,129	1,311	11	4,571
Benefits and expenses:					
Paid or credited to policyholders	1,222	609	933	-	2,764
Other	519	319	192	15	1,045
Amortization of finite life intangible assets	3	3	1	-	7
Net operating income before income taxes	376	198	185	(4)	755
Income taxes	75	60	21	(2)	154
Net income before non-controlling interests	301	138	164	(2)	601
Non-controlling interests	34	2	7	-	43
Net income - shareholders	267	136	157	(2)	558
Perpetual preferred share dividends	10	-	4	-	14
Net income - common shareholders	$ 257	$ 136	$ 153	$ (2)	$ 544

For the three months ended June 30, 2006

	Canada	United States	Europe	Lifeco Corporate	Total
Income:					
Premium income	$ 1,636	$ 677	$ 2,131	$ -	$ 4,444
Net investment income	686	337	493	-	1,516
Fee and other income	223	290	154	-	667
Total income	2,545	1,304	2,778	-	6,627
Benefits and expenses:					
Paid or credited to policyholders	1,617	843	2,499	-	4,959
Other	527	286	176	1	990
Amortization of finite life intangible assets	4	-	1	-	5
Net operating income before income taxes	397	175	102	(1)	673
Income taxes	91	44	(5)	6	136
Net income before non-controlling interests	306	131	107	(7)	537
Non-controlling interests	50	4	8	-	62
Net income - shareholders	256	127	99	(7)	475
Perpetual preferred share dividends	11	-	3	-	14
Net income - common shareholders	$ 245	$ 127	$ 96	$ (7)	$ 461

GREAT-WEST
LIFECO INC.

For the six months ended June 30, 2007

	Canada	United States	Europe	Lifeco Corporate	Total
Income:					
Premium income	$ 3,693	$ 1,547	$ 4,639	$ -	$ 9,879
Net investment income					
Regular net investment income	1,246	740	907	12	2,905
Changes in fair value on held for trading assets	(674)	(191)	(1,482)	-	(2,347)
Total net investment income	572	549	(575)	12	558
Fee and other income	509	673	331	-	1,513
Total income	4,774	2,769	4,395	12	11,950
Benefits and expenses:					
Paid or credited to policyholders	2,990	1,698	3,660	-	8,348
Other	1,097	657	363	16	2,133
Amortization of finite life intangible assets	7	6	2	-	15
Net operating income before income taxes	680	408	370	(4)	1,454
Income taxes	119	122	53	(2)	292
Net income before non-controlling interests	561	286	317	(2)	1,162
Non-controlling interests	58	8	10	-	76
Net income - shareholders	503	278	307	(2)	1,086
Perpetual preferred share dividends	21	-	7	-	28
Net income - common shareholders	$ 482	$ 278	$ 300	$ (2)	$ 1,058

For the six months ended June 30, 2006

	Canada	United States	Europe	Lifeco Corporate	Total
Income:					
Premium income	$ 3,211	$ 1,369	$ 3,559	$ -	$ 8,139
Net investment income	1,370	672	797	-	2,839
Fee and other income	439	587	298	-	1,324
Total income	5,020	2,628	4,654	-	12,302
Benefits and expenses:					
Paid or credited to policyholders	3,145	1,681	4,134	-	8,960
Other	1,147	575	277	2	2,001
Amortization of finite life intangible assets	7	-	2	-	9
Net operating income before income taxes	721	372	241	(2)	1,332
Income taxes	173	105	19	8	305
Net income before non-controlling interests	548	267	222	(10)	1,027
Non-controlling interests	78	6	12	-	96
Net income - shareholders	470	261	210	(10)	931
Perpetual preferred share dividends	21	-	3	-	24
Net income - common shareholders	$ 449	$ 261	$ 207	$ (10)	$ 907

17. Subsequent Events

(a) On July 5, 2007, Canada Life acquired all of the remaining outstanding common shares of Crown Life Insurance Company (Crown Life) for cash consideration of $115. The allocation of the purchase price to the assets acquired and liabilities assumed is expected to be completed during the remainder of 2007. It is anticipated that the acquisition will result in an increase in invested assets of approximately $533, an increase in other assets of approximately $32, an increase in policyholder liabilities of approximately $383 and an increase in other liabilities of approximately $67. Results of Crown Life will be included in the Summary of Consolidated Operations from the date of acquisition and are not expected to have a material impact to the financial results of the Company.

(b) On July 23, 2007, Great-West Life announced its intention to redeem all 2,093,032 Non-Cumulative Preferred Shares, Series L on October 31, 2007 for cash redemption price of $25.00 per share.

(c) Putnam Investment Trust

Related to the acquisition of Putnam Investment Trust, all regulatory approvals have been received and the pre-closing conditions have been satisfied. The transaction is expected to close in the third quarter.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the six months ended June 30, 2007

Dated: August 1, 2007

The Management's Discussion and Analysis (MD&A) presents management's view of the financial condition, results of operations and cash flows of Great-West Lifeco Inc. (Lifeco or the Company) for the three months and six months ended June 30, 2007 compared with the same periods in 2006. The MD&A provides an overall discussion, followed by analyses of the performance of its three major reportable segments: Canada, United States and Europe. This MD&A should be read in conjunction with the Company's 2006 Annual MD&A.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This report contains some forward-looking statements about the Company, including its business operations, strategy and expected financial performance and condition. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates" or negative versions thereof and similar expressions. In addition, any statement that may be made concerning future financial performance (including revenues, earnings or growth rates), ongoing business strategies or prospects, possible future Company action and statements made by the Company with respect to anticipated benefits of the transaction with Putnam Investments Trust, as well as the expected closing of the transaction and the expectation that the transaction will be accretive to earnings are also forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and are inherently subject to, among other things, risks, uncertainties and assumptions about the Company, economic factors and the financial services industry generally, including the insurance and mutual fund industries. They are not guarantees of future performance, and actual events and results could differ materially from those expressed or implied by forward-looking statements made by the Company due to, but not limited to, important factors such as sales levels, premium income, fee income, expense levels, mortality experience, morbidity experience, policy lapse rates and taxes, as well as general economic, political and market factors in North America and internationally, interest and foreign exchange rates, global equity and capital markets, business competition, technological change, changes in government regulations, unexpected judicial or regulatory proceedings, catastrophic events, and the Company's ability to complete strategic transactions and integrate acquisitions. The reader is cautioned that the foregoing list of important factors is not exhaustive, and there may be other factors listed in other filings with securities regulators, including factors set out under "Risk Management and Control Practices" in the Company's 2006 Annual Management's Discussion and Analysis, which, along with other filings, is available for review at www.sedar.com. The reader is also cautioned to consider these and other factors carefully and to not place undue reliance on forward-looking statements. Other than as specifically required by applicable law, the Company has no intention to update any forward-looking statements whether as a result of new information, future events or otherwise.

INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. During the second quarter of 2007, there have been no changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

CAUTIONARY NOTE REGARDING NON-GAAP FINANCIAL MEASURES

This report contains some non-GAAP financial measures. Terms by which non-GAAP financial measures are identified include but are not limited to "earnings before restructuring charges", "adjusted net income", "earnings before adjustments", "premiums and deposits", "sales", and other similar expressions. Non-GAAP financial measures are used to provide management and investors with additional measures of performance. However, non-GAAP financial measures do not have standard meanings prescribed by GAAP and are not directly comparable to similar measures used by other companies. Refer to the appropriate reconciliations of these non-GAAP financial measures to measures prescribed by GAAP.

SEGREGATED AND MUTUAL FUNDS DEPOSITS AND SELF-FUNDED PREMIUM EQUIVALENTS (ASO CONTRACTS)

The financial statements of a life insurance company do not include the assets, liabilities, deposits and withdrawals of segregated funds, mutual funds or the claims payments related to administrative services only (ASO) group health contracts. However, the Company does earn fee and other income related to these contracts. Both segregated funds and ASO contracts are an important aspect of the overall business of the Company and should be considered when comparing volumes, size and trends.

BASIS OF PRESENTATION AND SUMMARY OF ACCOUNTING POLICIES

The consolidated financial statements of Lifeco, which are the basis for data presented in this report, have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and are presented in Canadian dollars unless otherwise indicated.

TRANSLATION OF FOREIGN CURRENCY

Through its operating subsidiaries, Lifeco conducts business in multiple currencies. The four primary currencies are the Canadian dollar, the United States dollar, the British pound, and the euro. Throughout this document, foreign currency assets and liabilities are translated into Canadian dollars at the market rate at the end of the financial period. All income and expense items are translated at an average rate for the period. The rates employed are:

Period ended	Balance sheet Assets & liabilities	Operations Income & expenses
United States dollar		
June 30, 2007	**$1.06**	**$1.10**
March 31, 2007	$1.15	$1.17
December 31, 2006	$1.17	$1.13
June 30, 2006	$1.12	$1.14
March 31, 2006	$1.17	$1.15
British pound		
June 30, 2007	**$2.13**	**$2.18**
March 31, 2007	$2.27	$2.29
December 31, 2006	$2.28	$2.09
June 30, 2006	$2.06	$2.04
March 31, 2006	$2.03	$2.02
Euro		
June 30, 2007	**$1.44**	**$1.48**
March 31, 2007	$1.54	$1.54
December 31, 2006	$1.54	$1.42
June 30, 2006	$1.42	$1.40
March 31, 2006	$1.42	$1.39

CONSOLIDATED OPERATING RESULTS

Selected Consolidated Financial Information
(in $ millions, except per share amounts)

	For the three months ended June 30			For the six months ended June 30		
	2007	2006	% Change	**2007**	2006	% Change
Premiums:						
Life insurance, guaranteed annuities and insured health products	**$ 4,266**	$ 4,444	-4%	**$ 9,879**	$ 8,139	21%
Self-funded premium equivalents (ASO contracts)	**1,843**	1,886	-2%	**3,807**	3,805	-
Segregated funds deposits:						
Individual products	**2,352**	2,148	9%	**5,053**	4,169	21%
Group products	**1,428**	1,168	22%	**3,144**	2,721	16%
Proprietary mutual funds deposits	**203**	163	25%	**423**	324	31%
Total premiums and deposits	**10,092**	9,809	3%	**22,306**	19,158	16%
Fee and other income	**749**	667	12%	**1,513**	1,324	14%
Paid or credited to policyholders	**2,764**	4,959	-44%	**8,348**	8,960	-7%
Net income - common shareholders	**544**	461	18%	**1,058**	907	17%
Per common share						
Basic earnings	**$ 0.610**	$ 0.516	18%	**$ 1.186**	$ 1.017	17%
Dividends paid	**0.255**	0.22375	14%	**0.510**	0.44750	14%
Book value				**11.02**	10.17	8%
Return on common shareholders' equity (12 months)				**21.5%**	21.7%	
At June 30						
Total assets				**$ 117,056**	$ 113,019	4%
Segregated funds net assets				**92,224**	78,349	18%
Proprietary mutual funds net assets				**2,252**	1,577	43%
Total assets under administration				**$ 211,532**	$ 192,945	10%
Share capital and surplus				**$ 10,934**	$ 10,162	8%

QUARTERLY FINANCIAL INFORMATION

Quarterly financial information

		Total revenue	Net income - common shareholders			Adjusted net income - common shareholders (1)		
			Total	Basic per share	Diluted per share	Total	Basic per share	Diluted per share
2007	**Second quarter**	**$ 4,571**	**$ 544**	**$ 0.610**	**$ 0.606**			
	First quarter	7,379	514	0.576	0.572			
2006	Fourth quarter	$ 8,453	$ 491	$ 0.550	$ 0.547			
	Third quarter	6,567	477	0.537	0.532			
	Second quarter	6,627	461	0.516	0.513			
	First quarter	5,675	446	0.501	0.497			
2005	Fourth quarter	$ 6,518	$ 456	$ 0.512	$ 0.509	$ 469	$ 0.526	$ 0.523
	Third quarter	5,188	421	0.472	0.468	455	0.510	0.506

(1) Adjusted net income is presented as a non-GAAP financial measure of earnings performance before restructuring costs related to the acquisition of CLFC and incurred during the period, and provisions for expected losses arising from hurricane damage in 2005. Refer to "Non-GAAP Financial Measures" section of this report.

Adjustments: After-tax restructuring costs related to the acquisition of CLFC and reinsurance claim provisions arising from hurricane activity along the Gulf Coast of the United States in 2005.

		Net income common shareholders		
		Total	Basic per share	Diluted per share
2005	Fourth quarter	$ 13	$ 0.014	$ 0.014
	Third quarter	34	0.038	0.038

SUMMARY OF QUARTERLY RESULTS

Net Income Attributable to Common Shareholders

Lifeco's net income attributable to common shareholders was $544 million for the second quarter of 2007 compared to $461 million reported a year ago, an increase of 18%. On a per share basis, this represents $0.610 per common share ($0.606 diluted) for the second quarter of 2007 compared to $0.516 per common share ($0.513 diluted) a year ago.

Canada – Net income was $257 million compared to $245 million in 2006. Group Insurance increased $2 million, Individual Insurance & Investment Products (IIIP) increased $24 million, and Corporate decreased $14 million.

United States – Net income was $136 million compared to $127 million in 2006. Financial Services decreased $3 million, Healthcare increased $19 million, and Corporate decreased $7 million.

Europe – Net income was $153 million compared to $96 million in 2006. Insurance & Annuities increased $35 million, Reinsurance increased $12 million, and Corporate increased $10 million.

Lifeco Corporate – Lifeco Corporate net income attributable to common shareholders was a charge of $2 million compared to a charge of $7 million in 2006.

Refer to each segment section for further detail.

Net income - common shareholders	For the three months ended June 30			For the six months ended June 30		
	2007	2006	% Change	**2007**	2006	% Change
Canada	**$ 257**	$ 245	5%	**$ 482**	$ 449	7%
United States	**136**	127	7%	**278**	261	7%
Europe	**153**	96	59%	**300**	207	45%
Lifeco Corporate	**(2)**	(7)	-	**(2)**	(10)	-
Total Lifeco	**$ 544**	$ 461	18%	**$ 1,058**	$ 907	17%

TOTAL REVENUE

Total revenue for the second quarter of 2007 was $4,571 million and was comprised of premium income of $4,266 million, regular net investment income of $1,487 million, reduction to net investment income from changes in fair value on held for trading assets of $1,931 million, and fee and other income of $749 million. Total revenue for the second quarter of 2006 was $6,627 million. It was comprised of premium income of $4,444 million, net investment income of $1,516 million and fee and other income of $667 million.

PREMIUMS AND DEPOSITS

Premiums and deposits includes premiums on risk-based insurance and annuity products as well as premium equivalents on self-funded group insurance administrative services only contracts, and deposits on individual and group segregated fund products and proprietary mutual funds.

Total premiums and deposits were $10,092 million, up $283 million over the second quarter of 2006. Canada was up $626 million, United States was up $155 million and Europe was down $498 million.

In Canada, premiums increased $252 million on risk-based products, $19 million on premium equivalent ASO contracts and $355 million on savings products. In Europe, Insurance & Annuities premiums were up $107 million and Reinsurance premiums were down $605 million. In the United States, the increase is mainly due to Financial Services.

For the six months ended June 30, 2007, total premiums and deposits were $22,306 million, an increase of $3,148 or 16% from 2006. Premiums and deposits in Canada increased $1,109 million, United States increased $564 million, and Europe increased $1,475 million.

Refer to each segment section for further detail.

NET INVESTMENT INCOME

Net investment income	For the three months ended June 30			For the six months ended June 30		
	2007	2006	% Change	2007	2006	% Change
Investment income earned	$ 1,456	$ 1,391	5%	$ 2,836	$ 2,565	11%
Amortization of deferred realized gains/(losses)	18	138	-87%	37	301	-88%
Other net realized gains/(losses)	27	-	-	63	-	-
(Provision)/recovery for credit losses	4	5	-20%	5	7	-29%
Regular investment income - gross	1,505	1,534	-2%	2,941	2,873	2%
Investment expenses	18	18	0%	36	34	6%
Regular investment income - net	1,487	1,516	-2%	2,905	2,839	2%
Changes in fair value on held for trading assets	(1,931)	-	-	(2,347)	-	-
Net investment income	**$ (444)**	**$ 1,516**	-	**$ 558**	**$ 2,839**	-80%

New accounting rules for financial instruments require changes in the fair value of certain investments to be recognized in income and no longer allow for amortization of deferred net realized net gains on investments, other than for real estate investments.

Net investment income for the three months ended June 30, 2007 decreased by $1,960 million compared to the same period last year. Changes in fair value of $1,931 million account for substantially all of the decrease. Net regular investment income decreased by $29 million or 2% due mainly to the reduction in amortization of deferred realized gains from $138 million in 2006 to $18 million in 2007. This resulted from approximately $2.6 billion of deferred net realized gains at December 31, 2006 being reclassified to surplus on January 1, 2007 in accordance with new accounting standards. The decrease in amortization of deferred realized gains was partially mitigated by an increase in investment income earned from an increase in prevailing interest rates and other net realized gains from real estate assets.

For the six months ended June 30, 2007, net investment income decreased $2,281 million compared to last year , principally for the same reasons as the in quarter period.

FEE AND OTHER INCOME

In addition to providing traditional risk-based insurance products, the Company also provides certain products on a fee-for-service basis. The most significant of these products are segregated funds, for which the Company earns investment management fees, and ASO contracts, under which the Company provides group benefit plan administration on a cost-plus basis.

Fee and other income	For the three months ended June 30			For the six months ended June 30		
	2007	2006	% Change	2007	2006	% Change
Segregated funds and other	$ 521	$ 435	20%	$ 1,041	$ 863	21%
ASO contracts	228	232	-2%	472	461	2%
	$ 749	$ 667	12%	$ 1,513	$ 1,324	14%

For the quarter, consolidated fee income was $749 million, up 12% or $82 million over the second quarter of 2006. Canada increased $31 million due to strong segregated funds and mutual fund asset growth. Europe increased $15 million due mainly to growth in the U.K./Isle of Man and Germany and to currency movements. The United States increased $36 million, mainly due to the acquisition of two blocks of business in 2006 from Metropolitan Life Insurance and U.S. Bank.

For the six months ended June 30, 2007, consolidated fee income was $1,513 million, up 14% or $189 million: Canada was up $70 million, United States increased $86 million, and Europe increased $33 million, mainly for the same reasons as the in quarter period.

PAID OR CREDITED TO POLICYHOLDERS

This amount includes increases in policy liabilities, claims, surrenders, annuity and maturity payments, dividend and experience refund payments for risk-based products, but does not include benefit payment amounts for fee-based products (ASO contracts, segregated funds and mutual funds). Beginning in 2007, it also includes adjustments to actuarial liabilities for changes in fair value of certain invested assets backing those actuarial liabilities.

For the quarter, consolidated amounts paid or credited to policyholders were $2,764 million, down $2,195 million from the second quarter of 2006. Canada was down $395 million, the United States was down $234 million and Europe was down $1,566 million. The decreases in all geographies are mainly due to the decrease in carrying value of invested assets backing actuarial liabilities in connection with the adoption of the new financial instruments accounting standards.

For the six months ended June 30, 2007, amounts paid or credited to policyholders were $8,348 million, down $612 million from 2006. Canada was down $155 million, the United States was up $17 million and Europe was down $474 million. The decreases in Canada and Europe are mainly due to the decrease in carrying value of invested assets backing actuarial liabilities. The decrease in Europe was partially mitigated by the commutation of two reinsurance contracts in the first quarter of 2007.

CONSOLIDATED FINANCIAL POSITION

ASSETS

Consolidated total assets under administration

	June 30, 2007			
	Canada	**United States**	**Europe**	**Total**
Assets				
Invested assets	**$ 44,605**	**$ 25,764**	**$ 32,960**	**$ 103,329**
Goodwill and intangible assets	**4,971**	**265**	**1,744**	**6,980**
Other assets	**2,395**	**1,489**	**2,863**	**6,747**
Total assets	**51,971**	**27,518**	**37,567**	**117,056**
Segregated funds net assets	**46,883**	**18,399**	**26,942**	**92,224**
Proprietary mutual funds net assets	**2,252**	**-**	**-**	**2,252**
Total assets under administration	**$ 101,106**	**$ 45,917**	**$ 64,509**	**$ 211,532**

	December 31, 2006			
	Canada	United States	Europe	Total
Assets				
Invested assets	$ 43,718	$ 27,686	$ 26,017	$ 97,421
Goodwill and intangible assets	4,980	277	1,762	7,019
Other assets	1,290	1,367	13,431	16,088
Total assets	49,988	29,330	41,210	120,528
Segregated funds net assets	44,656	18,858	26,632	90,146
Proprietary mutual funds net assets	1,907	-	-	1,907
Total assets under administration	$ 96,551	$ 48,188	$ 67,842	$ 212,581

Certain invested assets, primarily investments actively traded in a public market, and certain financial liabilities are now measured at their fair value in accordance with the new accounting standards.

Invested assets at June 30, 2007 were $103.3 billion, an increase of $5.9 billion from December 31, 2006. The distribution of assets has not changed materially and remains heavily weighted to bonds and mortgages. The increase in invested assets is primarily due to organic business growth and also to the closing of the Equitable Life transaction, in Europe, in the first quarter of 2007. Upon closing approximately $9.5 billion of invested assets were acquired. Other assets decreased by a corresponding amount, reflecting a reduction in funds held by ceding insurers. The increase in invested assets was partially offset by a decrease in carrying value of invested assets backing actuarial liabilities in all geographies in connection with the adoption of the new financial instruments accounting standards.

Goodwill and intangible assets have not changed materially from December 31, 2006. Refer to the Company's 2006 Annual MD&A.

LIABILITIES

Liabilities have decreased from $105.8 billion at December 31, 2006 to $102.3 billion at June 30, 2007.

Actuarial liabilities decreased by approximately $1.7 billion. Business growth and an initial increase of $3.9 billion as part of the transition to new financial instrument accounting standards on January 1, 2007 were more than offset by currency movements and a reduction due to changes in the fair value of assets backing these liabilities since January 1, 2007.

Debentures and other debt instruments increased by $1.0 billion as a result of the 5.691% subordinated debentures issued during the second quarter through the Company's wholly owned company Great-West Lifeco Finance (Delaware) LP.

On June 20, 2007, Lifeco borrowed $124 million under an existing revolving line of credit facility with a Canadian chartered bank in connection with the Putnam acquisition.

All other liabilities decreased $2.9 billion since December 31, 2006, mainly as a result of the elimination of deferred net realized gains as part of the transition to the new financial instrument accounting standards adopted on January 1, 2007. Deferred net realized gains decreased from $2,821 million at December 31, 2006 to $176 million at June 30, 2007.

On July 23, 2007, Lifeco's subsidiary, Great-West Life announced its intention to redeem all 2,093,032 Non-cumulative Preferred Shares Series L on October 31, 2007 for cash redemption price of $25.00 per share.

SHARE CAPITAL AND SURPLUS

During the six months ended June 30, 2007, no common shares were purchased for cancellation pursuant to the Company's Normal Course Issuer Bid. Under the Company's Stock Option Plan, 1,082,557 shares were issued for a total value of $12 million or $11.47 per share.

During the six months ended June 30, 2007, the Company paid dividends of $0.51 per common share for a total of $455 million and perpetual preferred share dividends of $28 million.

As a result of adopting the new Financial Instrument accounting standards on January 1, 2007, total surplus was reduced by $111 million including: a decrease in accumulated surplus of $368 million, comprised of deferred realized losses written off and the impact of fair value changes on actuarial liabilities and an increase of $257 million to Accumulated Other Comprehensive Income (AOCI), representing unrealized portfolio gains on assets backing surplus.

Unrealized foreign exchange losses on translation of foreign operations reduced surplus by $588 million since December 31, 2006.

LIQUIDITY AND CAPITAL MANAGEMENT AND ADEQUACY

Liquidity

On July 3, 2007, a new long-term Letters of Credit (LOC) facility was established with capacity of US$1.3 billion to support growth of the U.S. life reinsurance business. The facility replaces an existing long-term LOC facility that was written in 2005 and provides additional capacity for the life reinsurance business written in 2005 and 2006. The amount issued under the new facility was US$773 million as at July 3, 2007.

Cash Flows

Cash flows	For the three months ended June 30		For the six months ended June 30	
	2007	2006	2007	2006
Cash flows relating to the following activities:				
Operations	**$ 1,274**	$ 1,799	**$ 1,452**	$ 1,747
Financing	**865**	385	**626**	160
Investment	**(537)**	(1,682)	**(847)**	(1,722)
	1,602	502	**1,231**	185
Effects of changes in exchange rates on cash and cash equivalents	**(166)**	10	**(182)**	40
Increase (decrease) in cash and cash equivalents	**1,436**	512	**1,049**	225
Cash and cash equivalents, beginning of period	**2,696**	2,674	**3,083**	2,961
Cash and cash equivalents, end of period	**$ 4,132**	$ 3,186	**$ 4,132**	$ 3,186

The principal source of funds for the Company is cash provided by operating activities, including premium income, net investment income and fee income. These funds are used primarily to pay policy benefits, policyholder dividends and claims, as well as operating expenses and commissions. Cash flows generated by operations are mainly invested to support future liability cash requirements. Financing activities include the issuance and repayment of capital instruments, and associated dividends and interest payments.

The second quarter decrease in cash flows from operations compared to 2006 is mainly due to a change in funds held by ceding insurers and a decrease in other liabilities. Cash flows from operations were used to acquire an additional $537 million of invested assets including bonds, stocks mortgages and real estate to support policy liabilities and to fund financing activities.

For the six months ended June 30, 2007, cash flows provided by operations decreased $295 million compared to 2006 for the same reasons as in quarter.

Financing activities generated $865 million of cash primarily reflecting the issue of $1.0 billion, the 5.691% subordinated debentures issued through the Company's wholly owned company Great-West Lifeco Finance (Delaware) LP and $124 million borrowed under existing line of credit facilities with a Canadian chartered bank in connection with the Putnam acquisition, offset partly by dividend payments of $242 million. The effects of changes in exchange rates on cash and cash equivalents was due to the strengthening of the Canadian dollar against the British pound and the United States dollar which decreased reported cash and cash equivalents by $166 million.

Commitments/Contractual Obligations
Commitments/contractual obligations have not changed materially from December 31, 2006. Refer to the Company's 2006 Annual MD&A.

Capital Management and Adequacy
In Canada, the Office of the Superintendent of Financial Institutions (OSFI) has established a capital adequacy measurement for life insurance companies incorporated under the Insurance Companies Act (Canada) and their subsidiaries, known as the Minimum Continuing Capital and Surplus Requirements (MCCSR). Great-West Life's MCCSR ratio at June 30, 2007 was 209% (213% at the end of 2006). London Life's MCCSR ratio at June 30, 2007 was 246% (253% at the end of 2006). Canada Life's MCCSR ratio at June 30, 2007 was 222% (242% at the end of 2006). GWL&A's RBC ratio was 482% at December 31, 2006, well in excess of that required by National Association of Insurance Commissioners.

Ratings

The Company and its major operating subsidiaries continue to hold very strong ratings.

On February 1, 2007, concurrent with Lifeco's announcement regarding the acquisition of Putnam Investments Trust, Dominion Bond Rating Service placed the ratings of the Company "under review with developing implications". As well, A.M. Best Company Inc. placed the ratings of the Company "under review with negative implications". Ratings provided by Standard & Poor's Ratings Services, Moody's Investor Services and Fitch Ratings were reaffirmed with a stable outlook.

On June 22, 2007 A.M. Best affirmed the ratings of the Company and its subsidiaries, removed the ratings from under review with negative implications and assigned a stable outlook.

Rating agency	Measurement	Lifeco	Great-West	London Life	Canada Life	GWL&A
A.M. Best Company	Financial Strength		A+	A+	A+	A+
Dominion Bond Rating Service	Claims Paying Ability		IC-1	IC-1	IC-1	NR
	Senior Debt	AA (low) (1)				
	Subordinated Debt				AA (low)	
Fitch Ratings	Insurer Financial Strength		AA+	AA+	AA+	AA+
Moody's Investors Service	Insurance Financial Strength		Aa3	Aa3	Aa3	Aa3
Standard & Poor's Ratings Services	Insurer Financial Strength		AA	AA	AA	AA
	Senior Debt	A+				
	Subordinated Debt				AA-	

(1) Under review with developing implications.

RISK MANAGEMENT AND CONTROL PRACTICES

Insurance companies are in the business of assessing, assuming and managing risk. The types of risks are many and varied, and will be influenced by factors both internal and external to the businesses operated by the insurer. These risks, and the control practices used to manage the risks, are discussed in detail in the Company's 2006 Annual MD&A.

FAIR VALUE ACCOUNTING

Commencing January 1, 2007, the Company adopted three new accounting standards issued by the Canadian Institute of Chartered Accountants (CICA) regarding fair value accounting. As well, the Company's federally regulated subsidiaries adopted a new guideline from The Office of the Superintendent of Financial Institutions Canada which provides additional guidance to certain federally regulated financial institutions, including life insurance companies.

Under the new guidance, all financial assets, including derivatives, must be classified as available for sale, held for trading, held to maturity, or loans and receivables. All financial liabilities, including derivatives, must be classified as held for trading or other. All financial instruments classified as available for sale or held for trading are recognized at fair value on the Consolidated Balance Sheet while financial instruments classified as loans and receivables or other will continue to be measured at amortized cost using the effective interest rate method.

Changes in the fair value of financial instruments classified as held for trading are reported in net income. Unrealized gains or losses on financial instruments classified as available for sale are reported in Other Comprehensive Income until they are realized by the Company.

Life Insurance enterprises no longer defer net realized gains on financial instruments (bonds, stocks, and mortgages) or amortize the balance of net deferred realized unamortized gains on assets supporting shareholders

capital and surplus previously recorded on the balance sheet, nor do they carry investments in stocks at cost plus a moving average market value adjustment for unrealized gains and losses.

By its nature, fair value accounting will result in volatility within certain income statement line items, particularly for investment income and actuarial provisions (shown in the paid or credited to policyholders line). However, these items are largely offsetting except for investment income on assets backing surplus.

Also, derivative instruments, previously off-balance sheet, are recognized at their market value in the Consolidated Balance Sheet. Changes in the fair value of derivatives are recognized in net income except for derivatives designated as effective hedges.

The new guidance introduces the concept of Consolidated Other Comprehensive Income, which tracks unrealized gains and losses experienced by the Company on certain investments and derivative instruments, and the currency translation account movement. Consolidated Other Comprehensive Income together with Consolidated Net Income provides the financial statement reader with Consolidated Comprehensive Income. Consolidated Comprehensive Income is the total of all realized and unrealized income, expenses, gains and losses related to the Consolidated Balance Sheet including currency translation gains and losses on foreign subsidiary operations.

On January 1, 2007, transition adjustments were made to certain existing financial instruments to adjust their carrying value to market, to recognize derivative financial instruments on the balance sheet, and to eliminate the recognition of deferred realized gains with corresponding adjustments to actuarial liabilities and surplus.

Comparative figures have not been restated to conform with the new Financial Instruments accounting standards adopted January 1, 2007. CICA guidance explicitly prevents restatement of comparative information under the new standards. As a result, the two periods are not comparable from an accounting standpoint.

In the second quarter of 2006, investment income included $138 million of amortization of deferred net realized and unrealized gains, including $116 million of amortization of gains on assets backing policyholder liabilities and Participating policyholder surplus. The amortization of these net deferred realized and unrealized gains did not impact shareholder earnings in 2006 inasmuch as the investment income resulted in either an offsetting increase in actuarial liabilities or Participating policyholder income. The $22 million balance represents the amortization in the second quarter of 2006 of deferred net realized and unrealized gains on assets backing shareholder surplus.

Financing charges in 2006 included the amortization of transaction costs in connection with certain capital instruments. The Company has adopted a policy of expensing these transaction costs going forward. Accordingly, the unamortized balance of these costs at December 31, 2006 was closed out to surplus in accordance with the fair value rules on transition.

In the second quarter of 2007, investment income included $18 million of amortization of deferred net realized gains on real estate, which is the only remaining asset class where realized gains can be amortized under the new accounting standards. Approximately $6 million of the $18 million represents the amortization of deferred net realized and unrealized gains on real estate backing shareholder surplus. Investment income also included $7 million of net realized gains on the sale of bonds and stocks that had been classified as Available for Sale under the new accounting standards.

In 2007, preferred share dividends, reported as financing charges, included a mark-to-market adjustment of approximately $14 million which lowered the effective financing cost in connection with the Company's preferred shares, Series D and Series E. These two series of preferred shares have been designated as Held for Trading under the new accounting standards.

Refer to note 1 (a) of the interim consolidated financial statements for additional detail regarding these adjustments.

FUTURE ACCOUNTING POLICIES

Capital Disclosures – Effective January 1, 2008, the Company will be required to comply with CICA Handbook Section 1535, *Capital Disclosures*. The Section establishes standards for disclosing information that enables users of financial statements to evaluate the entity's objectives, policies and processes for managing capital. The new requirements are for disclosure only and will not impact the financial results of the Company.

Financial Instrument Disclosure and Presentation – Effective January 1, 2008, the Company will be required to comply with CICA Handbook Section 3862, *Financial Instruments – Disclosures*, and Section 3863, *Financial Instruments – Presentation*. These sections will replace existing Section 3861, *Financial Instruments – Disclosure and Presentation*. Presentation standards are carried forward unchanged. Disclosure standards are enhanced and expanded to complement the changes in accounting policy adopted in accordance with Section 3855, *Financial Instruments – Recognition and Measurement*.

SEGMENTED OPERATING RESULTS

The consolidated operating results of Lifeco include the operating results of Great-West Life, London Life, Canada Life and GWL&A.

For reporting purposes, the consolidated operating results are grouped into four reportable segments, Canada, United States, Europe, and Lifeco Corporate reflecting geographic lines as well as the management and corporate structure of the companies.

CANADA

Selected consolidated financial information - Canada

	For the three months ended June 30			For the six months ended June 30		
	2007	2006	% Change	**2007**	2006	% Change
Premiums and deposits	**$ 4,321**	$ 3,695	17%	**$ 8,958**	$ 7,849	14%
Sales	**2,396**	1,923	25%	**5,033**	4,315	17%
Fee and other income	**254**	223	14%	**509**	439	16%
Net income - common shareholders	**257**	245	5%	**482**	449	7%
Total assets				**$ 51,971**	$ 49,500	5%
Segregated funds net assets				**46,883**	40,343	16%
Proprietary mutual funds net assets				**2,252**	1,577	43%
Total assets under administration				**$ 101,106**	$ 91,420	11%

BUSINESS UNITS – CANADA

GROUP INSURANCE

2007 DEVELOPMENTS

- Net income to shareholders increased 8% to $179 million.
- Overall sales results decreased by 4%, reflecting a decrease in the large case ASO.

OPERATING RESULTS

	For the three months ended June 30			For the six months ended June 30		
	2007	2006	% Change	**2007**	2006	% Change
Premiums and deposits	**$ 1,408**	$ 1,219	16%	**$ 2,801**	$ 2,424	16%
Sales	**96**	108	-11%	**221**	231	-4%
Fee and other income	**33**	33	-	**66**	64	3%
Net income	**93**	91	2%	**179**	165	8%

Premiums and deposits

In quarter
Total net premiums and deposits were $1,408 million, which is 16% higher than 2006. Excluding the impact of $86 million of premiums ceded under a bulk reinsurance agreement ($224 million in 2006) premiums and deposits increased 4% over the comparative period in 2006. Small/mid-size case premiums and deposits increased 4% and large case insured net premium increased 4%.

Six months
Total net premiums and deposits were $2,801 million, which is 16% higher than 2006. Excluding the impact of $212 million of premiums ceded under a bulk reinsurance agreement ($445 million in 2006) premiums and deposits increased 5% over the comparative period in 2006. Small/mid-size case premiums and deposits increased 4% and large case insured net premium increased 9%, partly due to one $32 million single premium case in 2007.

Sales

In quarter
Overall sales results in the quarter were down 11% compared to 2006. The decrease was mainly due to sales in creditor/direct marketing which were significantly lower on one large sale for $6 million in 2007 compared to one large sale for $21 million in 2006. Sales were strong in large case insured on one large sale for $5 million in 2007. Sales for the large case markets tend to be less uniform, resulting in volatility in sales trends.

Six months
Overall sales results were down 4% compared to 2006. The decrease was mainly due to large case ASO sales which were significantly lower on one large sale in 2007 for $8 million compared to five large sales for $69 million in 2006. Sales for the large case markets tend to be less uniform, resulting in volatility in sales trends. Sales were strong in large case insured mainly due to one large single premium sale for $32 million in 2007.

Fee and other income

Fee income is derived from ASO contracts, under which the Company provides group insurance benefit plan administration on a cost-plus basis.

In quarter
Fee and other income was equal to 2006.

Six months
Fee and other income was up 3% over 2006 mainly due to higher claims volumes.

Net income

In quarter
Net income attributable to common shareholders was $93 million, which represents an increase of 2% compared to 2006.

The results reflect improved group life mortality experience, particularly death and waiver claims experience, and an increase in investment experience and asset/liability matching in 2007, partly offset by less favourable results due to actuarial reserve basis change.

Six months
Net income attributable to common shareholders was $179 million, which represents an increase of 8% compared to 2006.

The results reflect improved group health morbidity experience on long term disability cases, improved group life mortality experience, particularly death and waiver claim experience. It also reflects lower operating expenses and higher expense recoveries partly offset by a decrease in investment experience, asset/liability matching and actuarial reserve basis change.

INDIVIDUAL INSURANCE & INVESTMENT PRODUCTS

2007 DEVELOPMENTS

- Sales of proprietary retail investment funds, including segregated funds and Quadrus Group of Funds™, increased by 24% over the second quarter of 2006 pushing year to date sales growth up to nearly 21% and contributing to year to date asset growth of over 7%.
- Universal life sales growth continued the positive momentum from 2006. Sales of participating insurance showed strong growth over 2006.

OPERATING RESULTS

	For the three months ended June 30			For the six months ended June 30		
	2007	2006	% Change	**2007**	2006	% Change
Premiums and deposits	**$ 2,913**	$ 2,476	18%	**$ 6,157**	$ 5,425	13%
Sales	**2,300**	1,815	27%	**4,812**	4,084	18%
Fee and other income	**212**	179	18%	**420**	354	19%
Net income	**166**	142	17%	**321**	286	12%

Premiums and deposits

In quarter

Beginning in 2007, proprietary mutual fund deposits have been included in the total for premiums and deposits. The second quarter 2006 total of $2,476 million has been increased by $163 million to conform to the presentation of the 2007 result, which includes $203 million of proprietary mutual fund deposits.

Individual Life premiums increased by $38 million or 6% over second quarter of 2006 to $640 million. Living Benefits premiums were $64 million or 7% higher than in the second quarter of 2006. For Individual Retirement & Investment Services (IRIS), total premiums and deposits to individual proprietary investment funds increased by 22% over 2006. In particular, sales in the Great-West distribution channel grew 42% as a result of interest in our unique specialty Real Estate segregated fund and activity from new advisors signed to GWL Gold Key contracts in 2006. Group Retirement Services premiums increased 22% over 2006 with a strong contribution from group capital accumulation plans and investment only plans.

Six months

The year to date 2006 total of $5,425 million includes $324 million to conform to the presentation of the 2007 result, which includes $423 million of proprietary mutual fund deposits.

Individual Life premiums increased by $77 million or 7% over the first half of 2006 to $1,246 million reflecting both continued strong persistency and sales. Living Benefits premiums were $127 million, 7% higher than in the first half of 2006, driven by strong persistency. Total premiums and deposits to IRIS individual proprietary investment funds increased by 23% over 2006. Consistent with the in quarter period, this growth resulted from strong sales in the Great-West distribution channel (up 38%) as a result of interest in our unique specialty Real Estate segregated fund and activity from new advisors signed to GWL Gold Key contracts in 2006. Group Retirement Services premiums

increased 10% over 2006 with strong growth in group capital accumulation plans offset by declines in deposits to investment only plans.

Sales

In quarter

Total sales for the three months ended June 30, 2007 were $2,300 million compared to $1,815 million in 2006, an increase of $485 million or 27%. The 2006 total includes $24 million of third party individual life insurance and risk-based individual investment and retirement services sales to conform to the presentation of the 2007 result, which includes $18 million of such third party sales.

Individual Life sales were up 6% from 2006 driven by strong universal life and participating life sales growth. Sales results for IRIS were similar to the premium and deposit results discussed above. Group Retirement Services sales increased by 47% over the second quarter of 2006 with outstanding growth in group capital accumulation plans and investment only plans. As these results are generated from a relatively small number of large cases compared with retail business, results can vary significantly from quarter to quarter. For the investment only business in particular, this quarter was a good turn around from a slow start to the year.

Six months

Total sales for the six months ended June 30, 2007 were $4,812 million an increase of $728 million compared to 2006. Similar to the in quarter period, the 2007 and 2006 results include $41 million and $43 million of third party sales respectively.

Individual Life sales of $108 million were 7% higher than the first half of 2006. Sales results for IRIS and for Group Retirement Services were similar to the premium and deposit results discussed above.

Fee and other income

In quarter

Fee income generated by IRIS and Group Retirement Services totaled $212 million having increased by 20% and 17% respectively over the second quarter of 2006. The principal reasons for this growth are strong asset growth and increases in average fee rates. Average investment fund assets grew 18% for IRIS and 12% for Group Retirement Services versus 2006.

Six months

Fee income generated by IRIS and Group Retirement Services was $420 million in total having increased by 20% and 16% respectively over the first half of 2006. The principal reasons for this growth are as indicated above for the in quarter results.

Net income

In quarter

Net income attributable to common shareholders for the second quarter of 2007 was $166 million compared to $142 million in 2006, an increase of $24 million or 17%. The growth in net income was primarily attributable to significant growth in segregated fund assets and sales, a reduction in future tax liabilities and higher actuarial reserve basis changes partially offset by lower investment and asset/liability matching gains.

Net income attributable to the participating account was $30 million in 2007 compared to $46 million in 2006.

Six months

For the first six months of 2007, net income attributable to common shareholders was $321 million compared to $286 million in 2006, an increase of $35 million or 12%. The growth in net income was primarily attributable to

significant growth in segregated fund assets and sales, favourable mortality experience and a reduction in future tax liabilities partially offset by lower actuarial reserve basis changes.

Net income attributable to the participating account was $49 million in 2007 compared to $69 million in 2006.

CORPORATE

Canada Corporate consists of items not associated directly with, or allocated to the Canadian business units.

Net Income

In quarter
Net charge in the quarter was $2 million compared to net income of $12 million in 2006.

Six months
Net results for the first six months of 2007 was a charge of $18 million compared to a charge of $2 million in 2006.

The in-quarter and six months results for 2006 included a benefit of $20 million from the reduction of Canadian Federal and Provincial income tax rates, including a $17 million non-recurring portion relating to the impact on future income taxes.

UNITED STATES

The United States operating results for Lifeco include the results of GWL&A and the results of the insurance businesses in the United States branches of Great-West Life and Canada Life, together with an allocation of a portion of Lifeco's corporate results.

Selected consolidated financial information - United States

	For the three months ended June 30			For the six months ended June 30		
	2007	2006	% Change	**2007**	2006	% Change
Premiums and deposits	**$ 2,771**	$ 2,616	6%	**$ 5,943**	$ 5,379	10%
Sales	**1,687**	900	87%	**3,155**	2,130	48%
Fee and other income	**326**	290	12%	**673**	587	15%
Net income - common shareholders	**136**	127	7%	**278**	261	7%
Net income - common shareholders (US$)	**124**	112	11%	**245**	229	7%
Total assets				**$ 27,518**	$ 26,665	3%
Segregated funds net assets				**18,399**	16,433	12%
Total assets under administration				**$ 45,917**	$ 43,098	7%

2007 DEVELOPMENTS

- Overall, net income for the year is US$16 million higher than 2006, with Financial Services up 2% and Healthcare up 28%.
- GWL&A acquired a majority interest in Benefit Management Corp. (BMC), whose principal subsidiary is Allegiance Benefit Plan Management, Inc., a Montana-based third-party administrator of employee health plans. The transaction added approximately 90,000 medical members to GWL&A's Healthcare segment.
- Canada Life U.S. branch recaptured from GWL&A all of the U.S. life and annuity business previously ceded in 2003.
- GWL&A reinsured 50% of its individual and aggregate medical stop loss premiums to an affiliated company, via a coinsurance with funds withheld agreement.

AGREEMENT TO PURCHASE PUTNAM INVESTMENTS TRUST

On February 1, 2007, Lifeco announced that it had entered into agreements with Marsh & McLennan Companies, Inc. whereby Lifeco will acquire the asset management business of Putnam Investment Trust (Putnam), and Great-West Life will acquire Putnam's 25% interest in T.H. Lee Partners for approximately $371 million (U.S. $350 million). The parties will make an election under section 338(h)(10) of the U.S. Internal Revenue Code that will result in a tax benefit that Lifeco intends to securitize for approximately $583 million (U.S. $550 million). In aggregate these transactions represent a value of approximately $4.1 billion (U.S. $3.9 billion).

Funding for the transaction will come from internal resources as well as from proceeds of an issue of Lifeco common shares of no more than $1.2 billion, the issuance of debentures and hybrids, a bank credit facility, and an acquisition tax benefit securitization.

Subsequent to June 30, 2007, all regulatory approvals have been received and the pre-closing conditions have been satisfied. The transaction is expected to close in the third quarter.

AGREEMENT TO ASSUME FRANKLIN TEMPLETON 401(K) RECORDKEEPING BUSINESS
On August 1, 2007, Lifeco announced that GWL&A has reached an agreement with Franklin Templeton Investments whereby Franklin Templeton will transition its 401(k) recordkeeping business to GWL&A.

GWL&A's affiliate FASCore, LLC has been supporting Franklin Templeton's recordkeeping business since 2006. Under the new agreement, GWL&A will assume additional servicing and custodial responsibilities for approximately 340 plans, representing about 64,000 participants.

The transaction is expected to be completed in the fourth quarter of 2007.

BUSINESS UNITS – UNITED STATES

HEALTHCARE

OPERATING RESULTS

	For the three months ended June 30			For the six months ended June 30		
	2007	2006	% Change	**2007**	2006	% Change
Premiums and deposits	**$ 1,561**	$ 1,602	-3%	**$ 3,300**	$ 3,278	1%
Sales	**94**	146	-36%	**363**	497	-27%
Fee and other income	**195**	198	-2%	**406**	399	2%
Net income	**50**	31	61%	**103**	81	27%
Premiums and deposits (US$)	**$ 1,419**	$ 1,417	-	**$ 2,905**	$ 2,875	1%
Sales (US$)	**86**	131	-34%	**316**	436	-28%
Fee and other income (US$)	**178**	176	1%	**358**	350	2%
Net income (US$)	**46**	28	64%	**91**	71	28%

Premiums and deposits

In quarter
Healthcare premiums and deposits for the second quarter of 2007 remained relatively flat at US$1,419 million compared to 2006 despite reduced sales which were offset by renewal price increases.

Six months
Premiums and deposits for the six months ended June 30, 2007 increased 1% to US$2,905 million due in part to renewal price increases.

Sales

In quarter
Sales decreased 34% to US$86 million for the three months ended June 30, 2007 over the same period last year. This decline is the result of lower case sales in the Select and Mid Market segments, partly offset by increased sales in National and Specialty.

Six months
Sales decreased 28% to US$316 million for the six months ended June 30, 2007 over the same period last year. This decrease is primarily in the Select and Mid Markets, partially offset by increases in the National and Specialty Markets. The competitive pricing environment contributed to the decline in sales.

Fee and other income

In quarter
Healthcare fee and other income for the second quarter of 2007 remained relatively flat at US$178 million.

Six months
Healthcare fee and other income increased 2% to US$358 million for the six months ended June 30, 2007 over the same period last year. This is due primarily to higher membership in Specialty Markets.

Net income

In quarter
In quarter earnings in the Healthcare business unit totaled US$46 million, which is a 64% increase compared to the same period in 2006. The increase is primarily the result of improved aggregate and specific stop loss margins, predominantly in Mid Market, and increased investment income.

Six months
Net income for the six months ended June 30, 2007 was US$91 million compared to US$71 million a year ago. The 28% increase is the result of increased investment gains, improved specific stop loss margins, and higher fee revenue.

FINANCIAL SERVICES

The Company closed on two separate agreements to acquire certain 401(k) business in the second half of 2006. The combination of the two agreements resulted in the addition of nearly 4,300 plans and 440,000 participants with participant account values of over US$16.7 billion in 2006. These acquisitions have a significant impact on the operating results of the Retirement Services area when comparing 2007 to 2006.

OPERATING RESULTS

	For the three months ended June 30			For the six months ended June 30		
	2007	2006	% Change	**2007**	2006	% Change
Premiums and deposits	**$ 1,210**	$ 1,014	19%	**$ 2,643**	$ 2,101	26%
Sales	**1,593**	754	111%	**2,792**	1,633	71%
Fee and other income	**130**	91	43%	**264**	186	42%
Net income	**86**	89	-3%	**176**	172	2%
Premiums and deposits (US$)	**$ 1,100**	$ 897	23%	**$ 2,325**	$ 1,842	26%
Sales (US$)	**1,448**	668	117%	**2,473**	1,432	73%
Fee and other income (US$)	**118**	80	48%	**233**	163	43%
Net income (US$)	**78**	79	-1%	**155**	152	2%

Premiums and deposits

In quarter

Premiums and deposits for the second quarter of 2007 were US$1,100 million, an increase of US$203 million or 23% compared to the same period in 2006. Retirement Services premiums and deposits increased 13% reflecting additional ongoing premiums associated with the block acquisitions, as well as transfers from the retail investment options to general account and segregated fund investment options. Premiums and deposits in Individual Markets increased 47% in the second quarter of 2007 primarily due to strong sales of the business-owned life insurance (BOLI) product.

Six months

Premiums and deposits for the six months ended June 30, 2007 increased US$483 million or 26% over the same period in 2006. The increase is attributable to higher sales of the BOLI product, premiums associated with the Retirement Services block acquisitions, as well as transfers from the retail investment options to general account and segregated fund investment options.

Sales

In quarter

Sales for the second quarter of 2007 increased US$780 million or 117% compared to 2006. The increase is in part due to higher sales of the BOLI product in 2007 as well as the addition of the block acquisitions from Retirement Services.

Six months

Sales for the six months ended June 30, 2007 totaled US$2,473 million, an increase of 73% which was due to Individual Markets sales of BOLI increasing significantly in 2007 as well as the addition of the block acquisitions in Retirement Services.

Retirement Services participant accounts totaling 3.493 million members increased 2% compared to December 31, 2006 due to growth in the recordkeeping only business.

Fee and other income

In quarter

Fee income for the second quarter of 2007 increased US$38 million or 48% compared to the same period in 2006. The growth is related to the acquisition of two blocks of business in 2006 from Metropolitan Life Insurance Company and U.S. Bank.

Six months

Fee income for the six months ended June 30, 2007 increased US$70 million or 43% compared to the same period in 2006 for the same reasons as the in-quarter period.

Net income

In quarter

Earnings decreased US$1 million or 1% compared to the same period in 2006, primarily due to good mortality in 2006 returning to more normalized levels in 2007 and prior year income tax credits realized in the second quarter of 2006 which did not recur in 2007. These losses were partially offset by an increase in fees in 2007 from the acquisitions.

Six months

The increase in earnings of 2% in US dollars for the six months ended June 30, 2007, compared to a year ago, is primarily due to increases in fee and investment income, partially offset by a reduction in the gain from mortality and prior year income tax credits realized in the second quarter of 2006 which did not recur.

CORPORATE

Net Income

In quarter
In US dollars, earnings for the second quarter of 2007 were nil compared to net income of $5 million for the second quarter of 2006, due to higher financing charges in 2007.

Six months
In US dollars, earnings for the six months ended June 30, 2007 were a charge of $1 million compared to net income of $6 million for the same period in 2006, due to higher financing charges in 2007.

EUROPE

Selected consolidated financial information - Europe

	For the three months ended June 30			For the six months ended June 30		
	2007	2006	% Change	**2007**	2006	% Change
Premiums and deposits	**$ 3,000**	$ 3,498	-14%	**$ 7,405**	$ 5,930	25%
Sales - Insurance & Annuities	**1,789**	1,568	14%	**3,425**	2,660	29%
Fee and other income	**169**	154	10%	**331**	298	11%
Net income - common shareholders	**153**	96	59%	**300**	207	45%
Total assets				**$ 37,567**	$ 36,854	2%
Segregated funds net assets				**26,942**	21,573	25%
Total assets under administration				**$ 64,509**	$ 58,427	10%

2007 DEVELOPMENTS

- Shareholder net income was $153 million, up 59% from the second quarter of 2006.
- Insurance & Annuities sales increased by $221 million, up 14% over 2006.

BUSINESS UNITS – EUROPE

INSURANCE & ANNUITIES

OPERATING RESULTS

	For the three months ended June 30			For the six months ended June 30		
	2007	2006	% Change	**2007**	2006	% Change
Premiums and deposits	**$ 2,188**	$ 2,081	5%	**$ 4,408**	$ 3,582	23%
Sales	**1,789**	1,568	14%	**3,425**	2,660	29%
Fee and other income	**166**	153	8%	**327**	296	10%
Net income	**124**	89	39%	**244**	177	38%

Premiums and deposits

In quarter
Premiums and deposits increased $107 million or 5% compared to the second quarter of 2006. The increase was due to higher payout annuities and segregated fund premiums on savings products in the U.K. and pension products in Ireland and Germany reflecting strong business growth. These were partly offset by lower premiums on certain single premium savings products in the Isle of Man where sales tend to be larger and less uniform resulting in volatility in sales trends.

Six months
Premiums and deposits increased by $826 million or 23% from 2006. The increase reflects higher sales of payout annuities in the United Kingdom and strong growth of segregated fund premiums on savings products in the U.K.

and pension products in Ireland and Germany. Partly offsetting these were lower segregated fund premiums on certain single premium savings products in the Isle of Man.

Sales

In quarter
Sales increased by $221 million or 14% compared to the second quarter of 2006. Strong sales growth was driven by payout annuities and savings products in the U.K. and pension products in Ireland. These results were partly offset by lower sales of certain savings products in the Isle of Man where sales tend to be larger and less uniform, resulting in volatility in sales trends.

Six months
Sales increased by $765 million or 29% for the six months ended June 30, 2007. Strong sales growth was driven by payout annuities in the U.K., savings products in the U.K. and Ireland and pension products in Ireland and Germany. These results were partly offset by lower sales of certain savings products in the Isle of Man where sales tend to be larger and less uniform, resulting in volatility in sales trends.

Fee and other income

In quarter
Fee and other income increased by $13 million or 8% compared to the second quarter of 2006. The increase was driven primarily by growth in the U.K./Isle of Man and Germany and due to currency movements.

Six months
Fee and other income increased by $31 million or 10% compared to 2006. The increase was driven primarily by growth in Germany and due to currency movement. This was partly offset by the impact of the reduction in sales of a savings product in the U.K./Isle of Man in the first quarter of 2007.

Net income

In quarter
Net income attributable to common shareholders increased $35 million, or 39% to $124 million compared to the second quarter of 2006.

The strong results in Europe are largely due to favourable new business margins on payout annuities and mortality experience in the U.K. In addition, earnings benefited from the contribution of the Equitable Life payout annuity block which was acquired in 2006.

Six months
Net income attributable to common shareholders increased $67 million, or 38% to $244 million compared to the six months ended June 30, 2006 for the same reasons as the in quarter period.

REINSURANCE

	For the three months ended June 30			For the six months ended June 30		
	2007	2006	% Change	**2007**	2006	% Change
Premiums and deposits	**$ 812**	$ 1,417	-43%	**$ 2,997**	$ 2,348	28%
Fee and other income	**3**	1	-	**4**	2	100%
Net income	**33**	21	57%	**61**	43	42%

Premiums and deposits

In quarter
Premiums and deposits for the Reinsurance business unit were $812 million, a decrease of $605 million from the second quarter of 2006. The decrease reflects a large payout annuity reinsurance contract written in the second quarter of 2006 which was partly offset by new business written in 2007.

Six months
Premiums and deposits for the Reinsurance business unit were $2,997 million, an increase of $649 million over the six months ended June 30, 2006. The increase is due to new business written in 2007 and commutation of certain structured life contracts in the first quarter of 2007. These increases in 2007 were partly offset by a large payout annuity reinsurance contract written in the second quarter of 2006.

Fee and other income

In quarter
Fee income in 2007 increased by $2 million compared to the second quarter of 2006. The increase reflects fees earned in connection with two reinsurance transactions with Lifeco subsidiary companies.

Six months
Fee income increased by $2 million compared to the six months ended June 30, 2006. The increase reflects fees earned in connection with two reinsurance transactions with Lifeco subsidiary companies.

Net income

In quarter
Net income was $33 million, an increase of $12 million or 57% compared to the same period in 2006.

The 2007 results reflect higher renewal profits, lower new business strain in life reinsurance, and surrender gains from commutation of certain property catastrophe treaties, partly offset by unfavourable mortality experience in life and health reinsurance. The 2006 results included an increase in provisions recorded on certain property and casualty contracts.

Six months
Net income was $61 million, an increase of $18 million or 42% compared to the same period in 2006.

The 2007 results reflect higher renewal profits, lower new business strain in life reinsurance, and surrender gains from commutation of certain property catastrophe treaties, partly offset by unfavourable mortality and morbidity experience in life and health reinsurance. The 2006 results included an increase in provisions recorded on certain property and casualty contracts.

CORPORATE

The Corporate account includes financing charges, the impact of certain non-continuing items as well as the results for the non-core international businesses.

Net income

In quarter

Net results for the second quarter of 2007 was a charge of $4 million compared to a charge of $14 million in the same period of 2006. The 2007 results primarily include financing charges. The 2006 results included a charge of $32 million incurred by Canada Life in connection with the unfavourable development related to an arbitration with one of its retrocessionaires in respect of discontinued products arising out of the event of September 11, 2001 as well as financing charges. These were primarily mitigated by other non-recurring items which in aggregate increased net income by $17 million.

Six months

Net results for the six months ended June 30, 2007 was a charge of $5 million compared to a charge of $13 million in the same period of 2006. The 2007 results primarily include financing charges. The 2006 results included a charge of $32 million incurred by Canada Life in connection with the unfavourable development related to an arbitration with one of its retrocessionaires in respect of discontinued products arising out of event of the September 11, 2001 as well as financing charges. These were primarily mitigated by other non-recurring items which in aggregate increased net income by $17 million and earnings from the non-core international businesses.

LIFECO CORPORATE OPERATING RESULTS

The Lifeco Corporate segment includes operating results for activities of Lifeco that are not associated with the major business units of the Company.

In quarter
Corporate net income was a charge of $2 million in 2007 compared to a charge of $7 million in 2006. The 2006 result reflects $3 million of withholding tax incurred by Lifeco in the course of receiving dividends from U.S. subsidiaries. The 2007 results include $5 million of debenture issue costs.

Six months
Corporate net income was a charge of $2 million in 2007 compared to a charge of $10 million in 2006. The 2006 result include $6 million of withholding tax incurred by Lifeco in the course of receiving dividends from U.S. subsidiaries, $3 million of non-recurring capital tax charges on a Lifeco subsidiary, and $1 million of operating expenses. The 2007 results include $5 million of debenture issue costs.

OTHER INFORMATION

Additional information relating to Lifeco, including Lifeco's most recent financial statements, CEO/CFO certification and Annual Information Form are available at www.sedar.com.

Form 52-109F2 - Certification of Interim Filings

I, R.L. McFeetors, President and Chief Executive Officer, **Great-West Lifeco Inc.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Great-West Lifeco Inc., (the issuer) for the interim period ending June 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the periods covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the period presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 1, 2007

'R.L. McFeetors'
President and Chief Executive Officer

Exemption # 82-34728

Form 52-109F2 - Certification of Interim Filings

I, W.W. Lovatt, Vice-President, Finance, Canada, **Great-West Lifeco Inc.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Great-West Lifeco Inc., (the issuer) for the interim period ending June 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the periods covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the period presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 1, 2007

'W.W. Lovatt'
Vice-President, Finance, Canada

Form 52-109F2 - Certification of Interim Filings

I, M.T.G. Graye, Vice-President, Finance, United States, **Great-West Lifeco Inc.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Great-West Lifeco Inc., (the issuer) for the interim period ending June 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the periods covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the period presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

    (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 1, 2007

'M.T.G. Graye'
Vice-President, Finance, United States

Form 52-109F2 - Certification of Interim Filings

I, A.J. Guertin, Vice-President, Finance, Europe, **Great-West Lifeco Inc.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Great-West Lifeco Inc., (the issuer) for the interim period ending June 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the periods covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the period presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 1, 2007

'A.J. Guertin'
Vice-President, Finance, Europe

CFOCert.Lifeco.doc

GREAT-WEST
LIFECO INC.

RELEASE

Readers are referred to the cautionary note regarding Forward-Looking Information and Non-GAAP Financial Measures at the end of this Release.

TSX:GWO

Great-West Lifeco reports second quarter 2007 results and dividend increase

Winnipeg, August 1, 2007 ... Great-West Lifeco Inc. (Lifeco) has reported net income attributable to common shareholders of $544 million for the three months ended June 30, 2007 compared to net income of $461 million reported a year ago. On a per share basis, this represents $0.610 per common share for the three months ended June 30, 2007, an increase of 18% compared to $0.516 per common share for 2006.

For the six months ended June 30, 2007 net income attributable to common shareholders was $1,058 million compared to $907 million reported a year ago. On a per share basis, this represents $1.186 per common share for the six months ended June 30, 2007, an increase of 17% compared to $1.017 per common share for 2006.

Lifeco reported earnings growth in all reporting segments, with significant growth in the Company's European segment.

Highlights

- Quarterly dividends declared were $0.2750 per common share, an increase of 2 cents per common share, or 8%, payable September 28, 2007. Dividends paid on common shares for the six months ended June 30, 2007 were 14% higher than a year ago.
- Earnings per common share for the second quarter of 2007 increased 18% compared to a year ago.
- Return on common shareholders' equity was 21.5% for the twelve months ended June 30, 2007.

Consolidated net income for Lifeco is comprised of the net income of The Great-West Life Assurance Company (Great-West Life), Canada Life Financial Corporation (CLFC), London Life Insurance Company (London Life) and Great-West Life & Annuity Insurance Company (GWL&A), together with Lifeco's corporate results.

.../2

CANADA

Net income attributable to common shareholders for the second quarter of 2007 was $257 million compared to $245 million in 2006, an increase of 5%.

For the six months ended June 30, 2007, net income attributable to common shareholders was up 7% to $482 million from $449 million for the six months ended June 30, 2006. Individual Insurance & Investment Products earnings at $321 million were up 12% while Group Insurance earnings of $179 million were up 8%. Corporate earnings were down $16 million from 2006 reflecting the positive impact in 2006 of a change in Federal Corporate tax rates.

Total sales for the six months ended June 30, 2007 were $5,033 million, compared to $4,315 million in 2006, an increase of 17%.

Total assets under administration at June 30, 2007 were $101.1 billion, compared to $96.6 billion at December 31, 2006.

UNITED STATES

Net income attributable to common shareholders for the second quarter of 2007 increased 7% to $136 million from $127 million for the second quarter of 2006. For the six months ended June 30, 2007, net income attributable to common shareholders was up 7% to $278 million from $261 million for the six months ended June 30, 2006.

Total sales for the six months ended June 30, 2007 were $3,155 million, compared to $2,130 million in 2006, an increase of 48%.

Total assets under administration at June 30, 2007 were $45.9 billion, compared to $48.2 billion at December 31, 2006.

EUROPE

Net income attributable to common shareholders for the second quarter of 2007 increased 59% to $153 million from $96 million for the second quarter of 2006. For the six months ended June 30, 2007, net income attributable to common shareholders was up 45% to $300 million from $207 million for the six months ended June 30, 2006.

Total sales for the six months ended June 30, 2007 were $3,425 million, compared to $2,660 million in 2006, an increase of 29%.

Total assets under administration at June 30, 2007 were $64.5 billion, compared to $67.8 billion at December 31, 2006.

CORPORATE

Corporate net income for Lifeco attributable to common shareholders was a net charge of $2 million for the second quarter of 2007 and $2 million for the six months ended June 30, 2007 compared to net charges of $7 million and $10 million in 2006.

.../3

QUARTERLY DIVIDENDS

At its meeting today, the Board of Directors approved a quarterly dividend of $0.2750 per share on the common shares of the Company payable September 28, 2007 to shareholders of record at the close of business August 31, 2007.

In addition, the Directors approved quarterly dividends on:

- Series D First Preferred Shares of $0.293750 per share;
- Series E First Preferred Shares of $0.30 per share;
- Series F First Preferred Shares of $0.36875 per share;
- Series G First Preferred Shares of $0.325 per share;
- Series H First Preferred Shares of $0.30313 per share; and
- Series I First Preferred Shares of $0.28125 per share;

all payable September 28, 2007 to shareholders of record at the close of business August 31, 2007.

For purposes of the Income Tax Act (Canada), and any similar provincial legislation, the dividends referred to above are eligible dividends.

GREAT-WEST LIFECO

Great-West Lifeco Inc. (TSX:GWO) is a financial services holding company with interests in the life insurance, health insurance, retirement savings, and reinsurance businesses. The Company has operations in Canada, the United States and Europe through The Great-West Life Assurance Company, London Life Insurance Company, The Canada Life Assurance Company and Great-West Life & Annuity Insurance Company. Lifeco and its companies have over $211 billion in assets under administration. Great-West Lifeco is a member of the Power Financial Corporation group of companies.

.../4

Cautionary note regarding Forward-Looking Information

This release contains some forward-looking statements about the Company, including its business operations, strategy and expected financial performance and condition. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates" or negative versions thereof and similar expressions. In addition, any statement that may be made concerning future financial performance (including revenues, earnings or growth rates), ongoing business strategies or prospects, and possible future Company action is also a forward-looking statement. Forward-looking statements are based on current expectations and projections about future events and are inherently subject to, among other things, risks, uncertainties and assumptions about the Company, economic factors and the financial services industry generally, including the insurance and mutual fund industries. They are not guarantees of future performance, and actual events and results could differ materially from those expressed or implied by forward-looking statements made by the Company due to, but not limited to, important factors such as sales levels, premium income, fee income, expense levels, mortality experience, morbidity experience, policy lapse rates and taxes, as well as general economic, political and market factors in North America and internationally, interest and foreign exchange rates, global equity and capital markets, business competition, technological change, changes in government regulations, unexpected judicial or regulatory proceedings, catastrophic events, and the Company's ability to complete strategic transactions and integrate acquisitions. The reader is cautioned that the foregoing list of important factors is not exhaustive, and there may be other factors listed in other filings with securities regulators, including factors set out under "Risk Management and Control Practices" in the Company's 2006 Annual Management's Discussion and Analysis, which, along with other filings, is available for review at www.sedar.com. The reader is also cautioned to consider these and other factors carefully and to not place undue reliance on forward-looking statements. Other than as specifically required by applicable law, the Company has no intention to update any forward-looking statements whether as a result of new information, future events or otherwise.

Cautionary note regarding Non-GAAP Financial Measures

This release contains some non-GAAP financial measures. Terms by which non-GAAP financial measures are identified include but are not limited to "earnings before restructuring charges", "adjusted net income", "earnings before adjustments", "premiums and deposits", "sales", and other similar expressions. Non-GAAP financial measures are used to provide management and investors with additional measures of performance. However, non-GAAP financial measures do not have standard meanings prescribed by GAAP and are not directly comparable to similar measures used by other companies. Please refer to the appropriate reconciliations of these non-GAAP financial measures to measures prescribed by GAAP.

.../5

Further information
Selected financial information is attached.

Great-West Lifeco's second quarter analyst teleconference will be held Wednesday, August 1 at 3:00 p.m. (Eastern). The call can be accessed through www.greatwestlifeco.com or by phone, through listen-only lines at:

- Participants in the Toronto area: 416-406-6419
- Participants from North America: 1-888-575-8232
- Participants from Overseas: Dial international access code first, then 800-9559-6849

A replay of the call will be available from August 1, until August 8, 2007, and can be accessed by calling 1-800-408-3053 or 416-695-5800 in Toronto (passcode: 3217094#).

Additional information relating to Lifeco, including the most recent interim unaudited financial statements, interim Management's Discussion and Analysis (MD&A), and CEO/CFO certificates will be filed on SEDAR at www.sedar.com.

- end -

For more information contact:

Marlene Klassen
Director, Media & Public Relations
(204) 946-7705

GREAT-WEST
LIFECO INC.

FINANCIAL HIGHLIGHTS *(unaudited)*

(in $ millions except per share amounts)

	For the three months ended June 30			For the six months ended June 30		
	2007	2006	% Change	**2007**	2006	% Change
Premiums:						
Life insurance, guaranteed annuities and insured health products	**$ 4,266**	$ 4,444	-4%	**$ 9,879**	$ 8,139	21%
Self-funded premium equivalents (ASO contracts)	**1,843**	1,886	-2%	**3,807**	3,805	-
Segregated funds deposits:						
Individual products	**2,352**	2,148	9%	**5,053**	4,169	21%
Group products	**1,428**	1,168	22%	**3,144**	2,721	16%
Proprietary mutual funds deposits	**203**	163	25%	**423**	324	31%
Total premiums and deposits	**10,092**	9,809	3%	**22,306**	19,158	16%
Fee and other income	**749**	667	12%	**1,513**	1,324	14%
Paid or credited to policyholders	**2,764**	4,959	-44%	**8,348**	8,960	-7%
Net income - common shareholders	**544**	461	18%	**1,058**	907	17%
Per common share						
Basic earnings	**$ 0.610**	$ 0.516	18%	**$ 1.186**	$ 1.017	17%
Dividends paid	**0.255**	0.22375	14%	**0.510**	0.4475	14%
Book value				**11.02**	10.17	8%
Return on common shareholders' equity (12 months):				**21.5%**	21.7%	
At June 30						
Total assets				**$ 117,056**	$ 113,019	4%
Segregated funds net assets				**92,224**	78,349	18%
Proprietary mutual funds net assets				**2,252**	1,577	43%
Total assets under administration				**$ 211,532**	$ 192,945	10%
Share capital and surplus				**$ 10,934**	$ 10,162	8%

GREAT-WEST
LIFECO INC.

SUMMARY OF CONSOLIDATED OPERATIONS *(unaudited)*

(in $ millions except per share amounts)

	For the three months ended June 30		For the six months ended June 30	
	2007	2006	**2007**	2006
	(note 1(a))		(note 1(a))	
Income				
Premium income	**$ 4,266**	$ 4,444	**$ 9,879**	$ 8,139
Net investment income (note 3)				
Regular net investment income	**1,487**	1,516	**2,905**	2,839
Changes in fair value on held for trading assets	**(1,931)**	-	**(2,347)**	-
Total net investment income	**(444)**	1,516	**558**	2,839
Fee and other income	**749**	667	**1,513**	1,324
	4,571	6,627	**11,950**	12,302
Benefits and expenses				
Policyholder benefits	**3,742**	3,898	**9,188**	7,482
Policyholder dividends and experience refunds	**307**	286	**472**	565
Change in actuarial liabilities	**(1,285)**	775	**(1,312)**	913
Total paid or credited to policyholders	**2,764**	4,959	**8,348**	8,960
Commissions	**374**	332	**752**	674
Operating expenses	**560**	541	**1,155**	1,103
Premium taxes	**58**	66	**122**	126
Financing charges (note 4)	**53**	51	**104**	98
Amortization of finite life intangible assets	**7**	5	**15**	9
Net income before income taxes	**755**	673	**1,454**	1,332
Income taxes - current	**205**	110	**354**	227
- future	**(51)**	26	**(62)**	78
Net income before non-controlling interests	**601**	537	**1,162**	1,027
Non-controlling interests (note 9)	**43**	62	**76**	96
Net income	**558**	475	**1,086**	931
Perpetual preferred share dividends	**14**	14	**28**	24
Net income - common shareholders	**$ 544**	$ 461	**$ 1,058**	$ 907
Earnings per common share (note 13)				
Basic	**$ 0.610**	$ 0.516	**$ 1.186**	$ 1.017
Diluted	**$ 0.606**	$ 0.513	**$ 1.177**	$ 1.010

GREAT-WEST
LIFECO INC.

CONSOLIDATED BALANCE SHEETS *(unaudited)*

(in $ millions)

	June 30, 2007 (note 1(a))	December 31, 2006	June 30, 2006
Assets			
Bonds (note 2)	**$ 69,456**	$ 65,246	$ 60,479
Mortgage loans (note 2)	**15,172**	15,334	14,855
Stocks (note 2)	**5,866**	4,766	4,236
Real estate (note 2)	**2,207**	2,216	1,868
Loans to policyholders	**6,496**	6,776	6,670
Cash and cash equivalents	**4,132**	3,083	3,186
Funds held by ceding insurers	**1,720**	12,371	11,526
Goodwill	**5,439**	5,444	5,324
Intangible assets	**1,541**	1,575	1,452
Other assets (note 5)	**5,027**	3,717	3,423
Total assets	**$ 117,056**	$ 120,528	$ 113,019
Liabilities			
Policy liabilities			
Actuarial liabilities	**$ 87,773**	$ 89,490	$ 81,221
Provision for claims	**1,238**	1,266	1,110
Provision for policyholder dividends	**562**	568	537
Provision for experience rating refunds	**225**	452	378
Policyholder funds	**2,243**	2,202	2,134
	92,041	93,978	85,380
Debentures and other debt instruments (note 6)	**3,014**	1,980	2,204
Funds held under reinsurance contracts	**1,944**	1,822	3,954
Other liabilities (note 7)	**4,138**	4,167	3,977
Repurchase agreements	**975**	997	1,049
Deferred net realized gains	**176**	2,821	2,693
	102,288	105,765	99,257
Preferred shares (note 10)	**813**	756	775
Capital trust securities and debentures (note 8)	**638**	646	647
Non-controlling interests (note 9)			
Participating account surplus in subsidiaries	**2,021**	1,884	1,814
Preferred shares issued by subsidiaries	**209**	209	209
Perpetual preferred shares issued by subsidiaries	**153**	154	155
Share capital and surplus			
Share capital (note 10)			
Perpetual preferred shares	**1,099**	1,099	1,099
Common shares	**4,688**	4,676	4,671
Accumulated surplus	**6,093**	5,858	5,338
Accumulated other comprehensive income	**(977)**	-	-
Contributed surplus	**31**	28	23
Currency translation account	**-**	(547)	(969)
	10,934	11,114	10,162
Liabilities, share capital and surplus	**$ 117,056**	$ 120,528	$ 113,019

GREAT-WEST
LIFECO INC.

CONSOLIDATED STATEMENTS OF SURPLUS *(unaudited)*

(in $ millions)

	For the six months ended June 30	
	2007	2006
Accumulated surplus		
Balance, beginning of year	**$ 5,858**	$ 4,860
Change in accounting policy (note 1(a))	**(368)**	-
Net income	**1,086**	931
Common share cancellation excess	**-**	(24)
Share issue costs - preferred shares	**-**	(6)
Dividends to shareholders		
Perpetual preferred shareholders	**(28)**	(24)
Common shareholders	**(455)**	(399)
Balance, end of period	**$ 6,093**	$ 5,338
Accumulated other comprehensive income, net of income taxes (note 14)		
Balance, beginning of year	**$ -**	$ -
Reclassification from currency translation account (note 1(a))	**(547)**	-
Change in accounting policy (note 1(a))	**257**	-
Other comprehensive income	**(687)**	-
Balance, end of period	**$ (977)**	$ -
Contributed surplus		
Balance, beginning of year	**$ 28**	$ 19
Stock option expense		
Current year expense (note 11)	**3**	5
Exercised	**-**	(1)
Balance, end of period	**$ 31**	$ 23
Currency translation account		
Balance, beginning of year	**$ (547)**	$ (849)
Reclassification to accumulated other comprehensive income (note 1(a))	**547**	-
Change during the period	**-**	(120)
Balance, end of period	**$ -**	$ (969)

GREAT-WEST
LIFECO INC.

SUMMARY OF CONSOLIDATED COMPREHENSIVE INCOME *(unaudited)*

(in $ millions)

	For the three months ended June 30 2007 (note 1(a))	For the six months ended June 30 2007 (note 1(a))
Net income	$ 558	$ 1,086
Other comprehensive income (loss), net of income taxes		
Unrealized foreign exchange gains (losses) on translation of foreign operations, net of tax of $0 and $0	(513)	(588)
Unrealized gains (losses) on available for sale assets, net of tax of $22 and $26	(83)	(98)
Unrealized gains (losses) on cash flow hedges, net of tax of $21 and $21	(38)	(38)
Reclassification of realized gains (losses) on available for sale assets, net of tax of $5 and $12, to net income	(2)	(23)
Non-controlling interests (note 9)	60	60
	(576)	(687)
Comprehensive income	$ (18)	$ 399

GREAT-WEST
LIFECO INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS *(unaudited)*

(in $ millions)

	For the three months ended June 30		For the six months ended June 30	
	2007	2006	**2007**	2006
Operations				
Net income	**$ 558**	$ 475	**$ 1,086**	$ 931
Adjustments:				
Change in policy liabilities	**(1,496)**	274	**(1,548)**	403
Change in funds held by ceding insurers	**153**	379	**441**	431
Change in funds held under reinsurance contracts	**24**	(19)	**50**	(97)
Change in current income taxes payable	**14**	15	**(30)**	(74)
Future income tax expense	**(51)**	26	**(62)**	78
Changes in fair value of financial instruments	**1,919**	-	**2,333**	-
Other	**153**	649	**(818)**	75
Cash flows from operations	**1,274**	1,799	**1,452**	1,747
Financing Activities				
Issue of common shares	**1**	5	**12**	17
Issue of preferred shares	**-**	300	**-**	300
Purchased and cancelled common shares	**-**	(15)	**-**	(30)
Redemption of preferred shares	**-**	(12)	**-**	(12)
Issue of subordinated debentures in subsidiary	**1,000**	336	**1,000**	336
Issue of short term commercial paper	**124**	-	**124**	-
Repayment of debentures and other debt instruments	**(18)**	(10)	**(27)**	(22)
Share issue costs	**-**	(6)	**-**	(6)
Dividends paid	**(242)**	(213)	**(483)**	(423)
	865	385	**626**	160
Investment Activities				
Bond sales and maturities	**5,287**	6,200	**11,819**	13,332
Mortgage loan repayments	**502**	473	**971**	911
Stock sales	**424**	262	**777**	556
Real estate sales	**15**	(74)	**34**	45
Change in loans to policyholders	**(126)**	(133)	**(160)**	(220)
Change in repurchase agreements	**160**	4	**(267)**	118
Investment in bonds	**(5,362)**	(7,412)	**(11,305)**	(14,505)
Investment in mortgage loans	**(690)**	(673)	**(1,284)**	(1,205)
Investment in stocks	**(664)**	(285)	**(1,236)**	(638)
Investment in real estate	**(83)**	(44)	**(196)**	(116)
	(537)	(1,682)	**(847)**	(1,722)
Effect of changes in exchange rates on cash and cash equivalents	**(166)**	10	**(182)**	40
Increase in cash and cash equivalents	**1,436**	512	**1,049**	225
Cash and cash equivalents, beginning of period	**2,696**	2,674	**3,083**	2,961
Cash and cash equivalents, end of period	**$ 4,132**	$ 3,186	**$ 4,132**	$ 3,186

Notes to Interim Consolidated Financial Statements *(unaudited)*
(in $ millions except per share amounts)

1. Basis of Presentation and Summary of Accounting Policies

The interim unaudited consolidated financial statements of Great-West Lifeco Inc. (Lifeco or the Company) at June 30, 2007 have been prepared in accordance with Canadian generally accepted accounting principles, using the same accounting policies and methods of computation followed in the consolidated financial statements for the year ended December 31, 2006 except as noted below. These interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto in the Company's annual report dated December 31, 2006.

(a) Financial Instruments

Effective January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Section 4211, *Life Insurance Enterprises*; Section 3855, *Financial Instruments – Recognition and Measurement*; Section 3865, *Hedges*; Section 1530, *Comprehensive Income*.

In addition to the adoption of the CICA standards, the Company adopted The Office of the Superintendent of Financial Institutions Canada Guideline D-10, *Accounting for Financial Instruments Designated as "Held for Trading" (Fair Value Option)*(OSFI D-10), which provides additional guidance to certain federally regulated financial institutions, including life insurance companies.

Under the new guidance, all financial assets, including derivatives, must be classified as available for sale, held for trading, held to maturity, or loans and receivables. All financial liabilities, including derivatives, must be classified as held for trading or other. All financial instruments classified as available for sale or held for trading are recognized at fair value on the Consolidated Balance Sheets while financial instruments classified as loans and receivables or other will continue to be measured at amortized cost using the effective interest rate method. The standards allow the Company to designate certain financial instruments, on initial recognition, as held for trading. This option has been limited by the requirements of OSFI D-10.

Changes in the fair value of financial instruments classified as held for trading are reported in net income. Unrealized gains or losses on financial instruments classified as available for sale are reported in Other Comprehensive Income until they are realized by the Company.

The new guidance introduces the concept of Consolidated Other Comprehensive Income, which tracks unrealized gains and losses experienced by the Company on certain investments and derivative instruments, and the currency translation account movement. Consolidated Other Comprehensive Income together with Consolidated Net Income provides the financial statement reader with Consolidated Comprehensive Income. Consolidated Comprehensive Income is the total of all realized and unrealized income, expenses, gains and losses related to the Consolidated Balance Sheets including currency translation gains and losses on foreign subsidiary operations.

Unless otherwise stated below, financial assets and liabilities will remain on the Consolidated Balance Sheets at amortized cost.

Certain investments, primarily investments actively traded in a public market, and certain financial liabilities are measured at their fair value. Investments backing actuarial liabilities, investments backing participating account surplus in The Canada Life Assurance Company (Canada Life), and preferred shares classified as liabilities are designated as held for trading using the fair value option. Changes in the fair value of these investments flow through net income. This impact is largely offset by corresponding changes in the actuarial liabilities which also flow through net income. Investments backing shareholder capital and surplus, with the exception of the investments backing participating account surplus in Canada Life, are classified as available for sale. Unrealized gains and losses on these investments flow through Other Comprehensive Income until they are realized. Certain investment portfolios are classified as held for trading as a reflection of their underlying nature. Changes in the fair value of these investments flow through net income. There has been no change to the Company's method of accounting for real estate or loans.

Derivative instruments, previously off-balance sheet, are recognized at their market value in the Consolidated Balance Sheets (note 5 and 7). Changes in the fair value of derivatives are recognized in net income except for derivatives designated as effective cash flow hedges.

Derivatives embedded in financial instruments, or other contracts, which are not closely related to the host financial instrument, or contract, must be bifurcated and recognized independently. The change in accounting policy related to embedded derivatives did not have a significant impact on the financial statements of the Company.

Three types of hedging relationships are permitted under the new guidance: fair value hedges, cash flow hedges, and hedges of net investments in self-sustaining foreign operations. Changes in fair value hedges are recognized in net income. The effective portion of cash flow hedges and hedges of net investments in self-sustaining foreign operations is offset through Other Comprehensive Income until the variability in cash flows being hedged is recognized in net income.

Trade-date accounting will be used to account for all regular-way purchase or sale of investments traded on a public market and derivative instruments. Settlement-date accounting will be used to account for all regular-way purchase or sale of investments not traded on a public market.

Transaction costs for financial assets and liabilities classified or designated as held for trading will be recognized immediately in net income. Transaction costs for financial assets classified as available for sale or loans and receivables will be added to the value of the instrument at acquisition and be taken into net income using the effective interest rate method. Transaction costs for financial liabilities classified as other than held for trading will be recognized immediately in net income.

On January 1, 2007, transition adjustments were made to certain existing financial instruments to adjust their carrying value to market, to recognize derivative financial instruments on the balance sheet, to eliminate the recognition of deferred realized gains with corresponding adjustments to actuarial liabilities and opening accumulated surplus.

The following table summarizes the adjustments made to adopt the new standards:

	December 31, 2006 as reported (note 1(d))	Opening adjustments	Adjusted January 1, 2007
Assets			
Bonds	$ 65,246	$ (65,246)	$ -
Classified as available for sale	-	5,675	5,675
Classified as held for trading	-	48,799	48,799
Designated as held for trading	-	1,650	1,650
Loans and receivables	-	10,035	10,035
	65,246	913	66,159
Mortgage loans	15,334	(46)	15,288
Stocks	4,766	(4,460)	306
Classified as available for sale	-	904	904
Classified as held for trading	-	4,210	4,210
	4,766	654	5,420
All other assets	35,182	(43)	35,139
Total assets	$ 120,528	$ 1,478	$ 122,006
Liabilities			
Policy liabilities	$ 93,978	$ 3,896	$ 97,874
Funds held under reinsurance contracts	1,822	121	1,943
Deferred net realized gains	2,821	(2,628)	193
Preferred share liability (Series D and E)	756	71	827
All other liabilities	7,790	-	7,790
	107,167	1,460	108,627
Non-controlling interests			
Participating account surplus in subsidiaries	1,884	129	2,013
Other non-controlling interests	363	-	363
Share capital and surplus			
Share capital	5,775	-	5,775
Shareholder surplus			
Accumulated surplus	5,858	(368)	5,490
Accumulated other comprehensive income	-	(290)	(290)
Contributed surplus	28	-	28
Currency translation account	(547)	547	-
	11,114	(111)	11,003
Liabilities, share capital and surplus	$ 120,528	$ 1,478	$ 122,006

(b) Determining Variable Interest Entities

The Company adopted the Emerging Issues Committee (EIC) of the CICA EIC-163, *Determining the Variability to be Considered in Applying AcG-15* on January 1, 2007. EIC-163 provides additional guidance on consolidation of variable interest entities.

(c) New Accounting Requirements

Capital Disclosures

Effective January 1, 2008, the Company will be required to comply with CICA Handbook Section 1535, *Capital Disclosures*. The section establishes standards for disclosing information that enables users of financial statements to evaluate the entity's objectives, policies and processes for managing capital. The new requirements are for disclosure only and will not impact financial results of the Company.

Financial Instrument Disclosure and Presentation

Effective January 1, 2008, the Company will be required to comply with CICA Handbook Section 3862, *Financial Instruments – Disclosures*, and Section 3863, *Financial Instruments – Presentation*. These sections will replace existing Section 3861, *Financial Instruments – Disclosure and Presentation*. Presentation standards are carried forward unchanged. Disclosure standards are enhanced and expanded to complement the changes in accounting policy adopted in accordance with Section 3855, *Financial Instruments – Recognition and Measurement*.

(d) Comparative Figures

Certain of the 2006 amounts presented for comparative purposes have been reclassified to conform to the presentation adopted in the current year. This reclassification has resulted in an increase to total assets of $65 at December 31, 2006 and $74 at June 30, 2006, with a corresponding increase in total liabilities.

Comparative figures have not been restated to conform with the new Financial Instruments accounting policies adopted January 1, 2007. CICA guidance explicitly prevents restatement of comparative information under the new standards.

2. Portfolio Investments

(a) Carrying values of the portfolio investments are as follows:

	June 30, 2007						December 31, 2006	June 30, 2006
	Market Value			Amortized Cost		Total		
	Available for sale	Held for trading[1] Designated	Held for trading[1] Classified	Loans and receivables	Non-financial instruments		Carrying value	Carrying value
Bonds								
- government	$ 1,850	$ 18,855	$ 908	$ 1,977	$ -	$ 23,590	$ 22,069	$ 19,217
- corporate	3,213	34,646	684	7,323	-	45,866	43,177	41,262
	5,063	53,501	1,592	9,300	-	69,456	65,246	60,479
Mortgage loans								
- residential	-	-	-	7,230	-	7,230	7,342	7,272
- non-residential	-	-	-	7,942	-	7,942	7,992	7,583
	-	-	-	15,172	-	15,172	15,334	14,855
Stocks	844	4,709	-	-	313	5,866	4,766	4,236
Real estate	-	-	-	-	2,207	2,207	2,216	1,868
	$ 5,907	$ 58,210	$ 1,592	$ 24,472	$ 2,520	$ 92,701	$ 87,562	$ 81,438

[1]Investments can be held for trading in two ways: designated as held for trading at the option of management; or, classified as held for trading if they are actively traded for the purpose of earning investment income.

(b) Stocks include the Company's investment in an affiliated company, IGM Financial Inc. (IGM), a member of the Power Financial Corporation group of companies, over which it exerts significant influence but does not control. As a result of changes in circumstances, the investment is accounted for using the equity method of accounting as at January 1, 2007. The portfolio method of accounting was used to account for the Company's investment in IGM in prior years.

	June 30, 2007	December 31, 2006	June 30, 2006
Carrying value, beginning of year	**$ 306**	$ 276	$ 276
Equity method earnings	**14**	-	-
Dividends	**(7)**	-	-
Portfolio method earnings	**-**	30	15
Carrying value, end of period	**$ 313**	$ 306	$ 291
Share of equity, end of period	**$ 142**	$ 133	$ 127
Fair value, end of period	**$ 476**	$ 452	$ 410

The Company owns 9,205,911 shares of IGM at June 30, 2007 (9,205,933 at December 31, 2006; 9,205,705 at June 30, 2006) representing a 3.48% ownership interest (3.48% at December 31, 2006; 3.48% at June 30, 2006).

3. Net Investment Income

Net investment income is comprised of the following:

For the three months ended June 30, 2007	**Bonds**	**Mortgage loans**	**Stocks**	**Real estate**	**Other**	**Total**
Regular net investment income:						
Investment income earned	**$ 950**	**$ 224**	**$ 44**	**$ 26**	**$ 212**	**$ 1,456**
Net realized gains (losses) *(available for sale)*	**7**	**-**	**-**	**-**	**-**	**7**
Net realized gains (losses) *(other classifications)*	**11**	**9**	**-**	**-**	**-**	**20**
Recovery of credit losses	**-**	**4**	**-**	**-**	**-**	**4**
Amortization of deferred net realized gains	**-**	**-**	**-**	**18**	**-**	**18**
Other income and expenses	**-**	**-**	**-**	**-**	**(18)**	**(18)**
	968	**237**	**44**	**44**	**194**	**1,487**
Changes in fair value on held for trading assets:						
Net realized/ unrealized gains (losses) *(classified held for trading)*	**(18)**	**-**	**-**	**-**	**-**	**(18)**
Net realized/ unrealized gains (losses) *(designated held for trading)*	**(1,967)**	**-**	**133**	**-**	**(79)**	**(1,913)**
	(1,985)	**-**	**133**	**-**	**(79)**	**(1,931)**
Net investment income	**$ (1,017)**	**$ 237**	**$ 177**	**$ 44**	**$ 115**	**$ (444)**

For the three months ended June 30, 2006	Bonds	Mortgage loans	Stocks	Real estate	Other	Total
Investment income earned	$ 1,009	$ 215	$ 32	$ 28	$ 107	$ 1,391
Amortization of net realized and unrealized gains	63	12	48	15	-	138
Recovery for credit losses	4	1	-	-	-	5
Investment expenses	-	-	-	-	(18)	(18)
Net investment income	$ 1,076	$ 228	$ 80	$ 43	$ 89	$ 1,516

GREAT-WEST LIFECO INC.

For the six months ended June 30, 2007	Bonds	Mortgage loans	Stocks	Real estate	Other	Total
Regular net investment income:						
Investment income earned	$ 1,875	$ 448	$ 88	$ 61	$ 364	$ 2,836
Net realized gains (losses) *(available for sale)*	32	-	3	-	-	35
Net realized gains (losses) *(other classifications)*	13	15	-	-	-	28
Recovery of credit losses	1	4	-	-	-	5
Amortization of deferred net realized gains	-	-	-	37	-	37
Other income and expenses	-	-	-	-	(36)	(36)
	1,921	467	91	98	328	2,905
Changes in fair value on held for trading assets:						
Net realized/ unrealized gains (losses) *(classified held for trading)*	(21)	-	-	-	-	(21)
Net realized/ unrealized gains (losses) *(designated held for trading)*	(2,446)	-	212	-	(92)	(2,326)
	(2,467)	-	212	-	(92)	(2,347)
Net investment income	$ (546)	$ 467	$ 303	$ 98	$ 236	$ 558

For the six months ended June 30, 2006	Bonds	Mortgage loans	Stocks	Real estate	Other	Total
Investment income earned	$ 1,809	$ 431	$ 65	$ 54	$ 206	$ 2,565
Amortization of net realized and unrealized gains	124	24	124	29	-	301
Recovery for credit losses	6	1	-	-	-	7
Investment expenses	-	-	-	-	(34)	(34)
Net investment income	$ 1,939	$ 456	$ 189	$ 83	$ 172	$ 2,839

4. Financing Charges

Financing charges consist of the following:

	For the three months ended June 30		For the six months ended June 30	
	2007	2006	**2007**	2006
Interest on long-term debentures and other debt instruments	**$ 32**	$ 30	**$ 62**	$ 57
Preferred share dividends	**9**	9	**18**	19
Unrealized gains on preferred shares classified as held for trading	**(12)**	-	**(14)**	-
Subordinated debenture issue costs	**13**	-	**13**	-
Other	**1**	2	**6**	3
Interest on capital trust debentures	**12**	12	**24**	24
Distributions on capital trust securities held by consolidated group as temporary investments	**(2)**	(2)	**(5)**	(5)
Total	**$ 53**	$ 51	**$ 104**	$ 98

5. Other Assets

Other assets consist of the following:

	June 30, 2007	December 31, 2006	June 30, 2006
Premiums in course of collection	**$ 535**	$ 566	$ 572
Interest due and accrued	**1,049**	1,009	927
Derivative financial instruments (note 1(a))	**796**	-	-
Other investment receivables	**319**	-	-
Future income taxes	**398**	369	367
Fixed assets	**259**	263	256
Prepaid expenses	**55**	64	76
Accounts receivable	**709**	754	648
Accrued pension asset	**202**	189	181
Other	**705**	503	396
	$ 5,027	$ 3,717	$ 3,423

6. Debentures and Other Debt Instruments

Debentures and other debt instruments consist of the following:

	June 30, 2007	December 31, 2006	June 30, 2006
Short term			
Commercial paper and other short term debt instruments with interest rates from 5.3% to 5.4% (5.2% to 5.3% in 2006)	$ 200	$ 110	$ 103
Revolving credit in respect of reinsurance business with interest rates of 6.0% maturing within one year (6.0% in 2006)	1	1	2
Total short term	201	111	105
Long term			
Operating:			
Note payable with interest rate of 8.0%	7	8	8
Capital:			
Lifeco			
6.75% Debentures due August 10, 2015, unsecured	200	200	200
6.14% Debentures due March 21, 2018, unsecured	200	200	200
6.74% Debentures due November 24, 2031, unsecured	200	200	200
6.67% Debentures due March 21, 2033, unsecured	400	400	400
	1,000	1,000	1,000
Canada Life			
Subordinated debentures due September 19, 2011 bearing a fixed rate of 8% until 2006 and, thereafter, at a rate equal to the Canadian 90-day Bankers' Acceptance rate plus 1%, unsecured	-	-	250
Subordinated debentures due December 11, 2013 bearing a fixed rate of 5.8% until 2008 and, thereafter, at a rate equal to the Canadian 90-day Bankers' Acceptance rate plus 1%, unsecured	200	200	200
6.40% Subordinated debentures due December 11, 2028, unsecured	100	100	100
Acquisition related fair market value adjustment	4	5	8
	304	305	558
Great-West Life & Annuity Insurance Capital, LP			
6.625% Deferrable debentures due November 15, 2034, unsecured (U.S.$175)	184	205	197
Great-West Life & Annuity Insurance Capital, LP II			
7.153% Subordinated debentures due May 16, 2046, unsecured (U.S.$300)	318	351	336
Great-West Lifeco Finance (Delaware) LP			
Subordinated debentures due June 21, 2067 bearing an interest rate of 5.691% until 2017 and, thereafter, at a rate equal to the Canadian 90-day Bankers' Acceptance rate plus 1.49%, unsecured	1,000	-	-
Total long term	2,813	1,869	2,099
Total debentures and other debt instruments	$ 3,014	$ 1,980	$ 2,204

On June 20, 2007, Lifeco borrowed $124 under an existing revolving line of credit facility with a Canadian chartered bank.

During the second quarter of 2007, the Company issued $1.0 billion of 5.691% Subordinated Debentures through its wholly-owned subsidiary Great-West Lifeco Finance (Delaware) LP. The subordinated debentures are due June 21, 2067 and bear an interest rate of 5.691% until June 21, 2017. After June 21, 2017, the subordinated debentures will bear an interest rate of the three month bankers' acceptance rate plus 1.49%. The subordinated debentures may be redeemed by the Company at the principal amount plus any unpaid and accrued interest after June 21, 2017.

7. Other Liabilities

Other liabilities consist of the following:

	June 30, 2007	December 31, 2006	June 30, 2006
Current income taxes	**$ 214**	$ 246	$ 260
Accounts payable	**383**	459	384
Post-retirement benefits provision	**521**	520	521
Bank overdraft	**430**	446	464
Future income taxes	**373**	369	306
Derivative financial instruments (note 1(a))	**154**	-	2
Other	**2,063**	2,127	2,040
	$ 4,138	$ 4,167	$ 3,977

8. Capital Trust Securities and Debentures

	June 30, 2007	December 31, 2006	June 30, 2006
Capital trust debentures:			
5.995% Senior debentures due December 31, 2052, unsecured (GWLCT)	**350**	350	350
6.679% Senior debentures due June 30, 2052, unsecured (CLCT)	**300**	300	300
7.529% Senior debentures due June 30, 2052, unsecured (CLCT)	**150**	150	150
	800	800	800
Acquisition related fair market value adjustment	**29**	31	32
Trust securities held by consolidated group as temporary investments	**(191)**	(185)	(185)
Total	**$ 638**	$ 646	$ 647

Great-West Life Capital Trust (GWLCT), a trust established by The Great-West Life Assurance Company (Great-West Life), had issued $350 of capital trust securities, the proceeds of which were used by GWLCT to purchase Great-West Life senior debentures in the amount of $350, and Canada Life Capital Trust (CLCT), a trust established by Canada Life, had issued $450 of capital trust securities, the proceeds of which were used by CLCT to purchase Canada Life senior debentures in the amount of $450.

9. Non-Controlling Interests

The Company controlled a 100% equity interest in Great-West Life, London Life Insurance Company (London Life), Canada Life and Great-West Life & Annuity Insurance Company (GWL&A) at June 30, 2007 and June 30, 2006.

(a) The non-controlling interests of Great-West Life, London Life, Canada Life, GWL&A and their subsidiaries reflected in the Summary of Consolidated Operations are as follows:

	For the three months ended June 30		For the six months ended June 30	
	2007	2006	**2007**	2006
Participating account				
Net income attributable to participating account before policyholder dividends				
Great-West Life	**$ 31**	$ 30	**$ 61**	$ 59
London Life	**180**	190	**346**	352
Canada Life	**52**	45	**105**	92
GWL&A	**24**	26	**74**	69
	287	291	**586**	572
Policyholder dividends				
Great-West Life	**(27)**	(25)	**(54)**	(51)
London Life	**(149)**	(141)	**(295)**	(280)
Canada Life	**(51)**	(44)	**(103)**	(90)
GWL&A	**(22)**	(24)	**(67)**	(64)
	(249)	(234)	**(519)**	(485)
Net income - participating account	**38**	57	**67**	87
Preferred shareholder dividends of subsidiaries	**5**	5	**9**	9
Total	**$ 43**	$ 62	**$ 76**	$ 96

(b) The carrying value of non-controlling interests consist of the following:

	June 30, 2007	December 31, 2006	June 30, 2006
Participating account surplus:			
Great-West Life	**$ 409**	$ 370	$ 380
London Life	**1,430**	1,275	1,218
Canada Life	**30**	35	27
GWL&A	**243**	204	189
Participating account accumulated other comprehensive income:			
Great-West Life	**5**	-	-
London Life	**(49)**	-	-
Canada Life	**2**	-	-
GWL&A	**(49)**	-	-
	$ 2,021	$ 1,884	$ 1,814
Preferred shares issued by subsidiaries:			
Great-West Life Series L, 5.20% Non-Cumulative	**$ 52**	$ 52	$ 52
Great-West Life Series O, 5.55% Non-Cumulative	**157**	157	157
	$ 209	$ 209	$ 209
Perpetual preferred shares issued by subsidiaries:			
CLFC Series B, 6.25% Non-Cumulative	**$ 145**	$ 145	$ 145
Acquisition related fair market value adjustment	**8**	9	10
	$ 153	$ 154	$ 155

(c) The non-controlling interests of Great-West Life, London Life, Canada Life, GWL&A and their subsidiaries reflected in Other Comprehensive Income are as follows:

	For the three months ended June 30 2007	For the six months ended June 30 2007
Participating account		
Other comprehensive income attributable to participating account		
Great-West Life	$ (4)	$ (5)
London Life	(34)	(34)
Canada Life	-	-
GWL&A	(22)	(21)
Other comprehensive income - participating account	$ (60)	$ (60)

10. Capital

Authorized

Unlimited First Preferred Shares, Class A Preferred Shares and Second Preferred Shares, Unlimited Common Shares

Issued and outstanding

	June 30, 2007		December 31, 2006		June 30, 2006	
	Number	**Carrying value**	Number	Stated value	Number	Stated value
Classified as liabilities						
Preferred shares:						
Designated as held for trading [1]						
Series D, 4.70% Non-Cumulative						
First Preferred Shares	**7,978,900**	**$ 206**	7,978,900	$ 199	7,978,900	$ 199
Series E, 4.80% Non-Cumulative						
First Preferred Shares	**22,282,215**	**607**	22,282,215	557	23,022,915	576
	30,261,115	**$ 813**	30,261,115	$ 756	31,001,815	$ 775
Classified as equity						
Perpetual preferred shares:						
Series F, 5.90% Non-Cumulative						
First Preferred Shares	**7,957,001**	**$ 199**	7,957,001	$ 199	7,957,001	$ 199
Series G, 5.20% Non-Cumulative						
First Preferred Shares	**12,000,000**	**300**	12,000,000	300	12,000,000	300
Series H, 4.85% Non-Cumulative						
First Preferred Shares	**12,000,000**	**300**	12,000,000	300	12,000,000	300
Series I, 4.50% Non-Cumulative						
First Preferred Shares	**12,000,000**	**300**	12,000,000	300	12,000,000	300
	43,957,001	**$ 1,099**	43,957,001	$ 1,099	43,957,001	$ 1,099
Common shares:						
Balance, beginning of year	**891,151,789**	**$ 4,676**	890,689,076	$ 4,660	890,689,076	$ 4,660
Purchased and cancelled under						
Normal Course Issuer Bid	**-**	**-**	(1,847,300)	(9)	(1,023,300)	(6)
Issued under Stock Option Plan	**1,082,557**	**12**	2,310,013	25	1,604,850	17
Balance, end of period	**892,234,346**	**$ 4,688**	891,151,789	$ 4,676	891,270,626	$ 4,671

[1]The Company has elected to designate the outstanding Preferred Shares Series D and Series E, as held for trading resulting in an increase of $71 in the carrying value effective January 1, 2007 (see note 1(a)). The effect of the change at June 30, 2007 is an increase of $57 (Series D - $7, Series E - $50). The stated value at maturity is $25.00 per share plus accrued dividends.

11. Stock Based Compensation

No options were granted under the Company's stock option plan during the second quarter 2007 and 1,749,000 options were granted during the first quarter of 2007 (no options were granted during the first quarter of 2006 and 50,000 options were granted during the second quarter of 2006). The weighted-average fair value of options granted during the six months ended June 30, 2007 were $7.49 per option ($5.48 per option during the six months ended June 30, 2006). Compensation expense of $3 after tax has been recognized in the Summary of Consolidated Operations for the six months ended June 30, 2007 ($5 after tax for the six months ended June 30, 2006).

12. Pension Plans and Other Post Retirement Benefits

The total benefit costs included in operating expenses are as follows:

	For the three months ended June 30		For the six months ended June 30	
	2007	2006	**2007**	2006
Pension benefits	**$ 11**	$ 19	**$ 22**	$ 39
Other benefits	**5**	5	**10**	11
Total	**$ 16**	$ 24	**$ 32**	$ 50

13. Earnings Per Common Share

	For the three months ended June 30		For the six months ended June 30	
	2007	2006	**2007**	2006
a) Earnings				
Net income - common shareholders	**$ 544**	$ 461	**$ 1,058**	$ 907
b) Number of common shares				
Average number of common shares outstanding	**892,170,991**	890,989,489	**891,871,142**	890,989,489
Add:				
-Potential exercise of outstanding stock options	**6,612,015**	6,649,699	**6,818,203**	6,649,699
Average number of common shares outstanding - diluted basis	**898,783,006**	897,639,188	**898,689,345**	897,639,188
Earnings per common share				
Basic	**$ 0.610**	$ 0.516	**$ 1.186**	$ 1.017
Diluted	**$ 0.606**	$ 0.513	**$ 1.177**	$ 1.010

14. Accumulated Other Comprehensive Income

	For the six months ended June 30, 2007					
	Unrealized foreign exchange gains(losses) on translation of foreign operations	Unrealized gains(losses) on available for sale assets	Unrealized gains(losses) on cash flow hedges	Total	Non-controlling interest	Shareholder
Balance, beginning of year	$ -	$ -	$ -	$ -	$ -	$ -
Opening transition adjustment	(591)	379	-	(212)	26	(186)
Income tax	-	(108)	-	(108)	4	(104)
	(591)	271	-	(320)	30	(290)
Other comprehensive income	(588)	(159)	(59)	(806)	64	(742)
Income tax	-	38	21	59	(4)	55
	(588)	(121)	(38)	(747)	60	(687)
Balance, end of period	$ (1,179)	$ 150	$ (38)	$ (1,067)	$ 90	$ (977)

15. Acquisitions

(a) Putnam Investment Trust

On February 1, 2007, Lifeco announced that it had entered into agreements with Marsh & McLennan Companies, Inc. whereby Lifeco will acquire the asset management business of Putnam Investment Trust (Putnam), and Great-West Life will acquire Putnam's 25% interest in T.H. Lee Partners for approximately $371 (U.S. $350). The parties will make an election under section 338(h)(10) of the U.S. Internal Revenue Code that will result in a tax benefit that Lifeco intends to securitize for approximately $583 (U.S. $550). In aggregate these transactions represent a value of approximately $4.1 billion (U.S. $3.9 billion).

Funding for the transaction will come from internal resources as well as from proceeds of an issue of Lifeco common shares of no more than $1.2 billion, the issuance of debentures and hybrids, a bank credit facility, and an acquisition tax benefit securitization.

Also refer to note 17, Subsequent Events.

(b) Other Acquisitions

On May 31, 2007, GWL&A acquired an 80% equity interest in Benefits Management Corporation (BMC). The assets acquired, liabilities assumed and the Company's equity interest in the results of BMC's operations have been included in its consolidated financial statements since that date. The acquisition will add approximately 90,000 members to the Company's medical membership. BMC's principal subsidiary, Allegiance Benefit Management, Inc., is a Montana-based third-party administrator of employee health plans.

The value of identifiable intangible assets acquired reflects the estimated fair value of the Company's interest in BMC's customer base at the time of acquisition. The value of the identifiable intangible assets will be amortized in relation to the expected economic benefits of the business acquired. If actual experience differs from expectations, the amortization will be adjusted to reflect actual experience.

16. Segmented Information
Consolidated Operations
For the three months ended June 30, 2007

	Canada	United States	Europe	Lifeco Corporate	Total
Income:					
Premium income	$ 1,888	$ 673	$ 1,705	$ -	$ 4,266
Net investment income					
Regular net investment income	621	359	496	11	1,487
Changes in fair value on held for trading assets	(643)	(229)	(1,059)	-	(1,931)
Total net investment income	(22)	130	(563)	11	(444)
Fee and other income	254	326	169	-	749
Total income	2,120	1,129	1,311	11	4,571
Benefits and expenses:					
Paid or credited to policyholders	1,222	609	933	-	2,764
Other	519	319	192	15	1,045
Amortization of finite life intangible assets	3	3	1	-	7
Net operating income before income taxes	376	198	185	(4)	755
Income taxes	75	60	21	(2)	154
Net income before non-controlling interests	301	138	164	(2)	601
Non-controlling interests	34	2	7	-	43
Net income - shareholders	267	136	157	(2)	558
Perpetual preferred share dividends	10	-	4	-	14
Net income - common shareholders	$ 257	$ 136	$ 153	$ (2)	$ 544

GREAT-WEST LIFECO INC.

For the three months ended June 30, 2006

	Canada	United States	Europe	Lifeco Corporate	Total
Income:					
Premium income	$ 1,636	$ 677	$ 2,131	$ -	$ 4,444
Net investment income	686	337	493	-	1,516
Fee and other income	223	290	154	-	667
Total income	2,545	1,304	2,778	-	6,627
Benefits and expenses:					
Paid or credited to policyholders	1,617	843	2,499	-	4,959
Other	527	286	176	1	990
Amortization of finite life intangible assets	4	-	1	-	5
Net operating income before income taxes	397	175	102	(1)	673
Income taxes	91	44	(5)	6	136
Net income before non-controlling interests	306	131	107	(7)	537
Non-controlling interests	50	4	8	-	62
Net income - shareholders	256	127	99	(7)	475
Perpetual preferred share dividends	11	-	3	-	14
Net income - common shareholders	$ 245	$ 127	$ 96	$ (7)	$ 461

GREAT-WEST LIFECO INC.

For the six months ended June 30, 2007

	Canada	United States	Europe	Lifeco Corporate	Total
Income:					
Premium income	$ 3,693	$ 1,547	$ 4,639	$ -	$ 9,879
Net investment income					
Regular net investment income	1,246	740	907	12	2,905
Changes in fair value on held for trading assets	(674)	(191)	(1,482)	-	(2,347)
Total net investment income	572	549	(575)	12	558
Fee and other income	509	673	331	-	1,513
Total income	4,774	2,769	4,395	12	11,950
Benefits and expenses:					
Paid or credited to policyholders	2,990	1,698	3,660	-	8,348
Other	1,097	657	363	16	2,133
Amortization of finite life intangible assets	7	6	2	-	15
Net operating income before income taxes	680	408	370	(4)	1,454
Income taxes	119	122	53	(2)	292
Net income before non-controlling interests	561	286	317	(2)	1,162
Non-controlling interests	58	8	10	-	76
Net income - shareholders	503	278	307	(2)	1,086
Perpetual preferred share dividends	21	-	7	-	28
Net income - common shareholders	$ 482	$ 278	$ 300	$ (2)	$ 1,058

For the six months ended June 30, 2006

	Canada	United States	Europe	Lifeco Corporate	Total
Income:					
Premium income	$ 3,211	$ 1,369	$ 3,559	$ -	$ 8,139
Net investment income	1,370	672	797	-	2,839
Fee and other income	439	587	298	-	1,324
Total income	5,020	2,628	4,654	-	12,302
Benefits and expenses:					
Paid or credited to policyholders	3,145	1,681	4,134	-	8,960
Other	1,147	575	277	2	2,001
Amortization of finite life intangible assets	7	-	2	-	9
Net operating income before income taxes	721	372	241	(2)	1,332
Income taxes	173	105	19	8	305
Net income before non-controlling interests	548	267	222	(10)	1,027
Non-controlling interests	78	6	12	-	96
Net income - shareholders	470	261	210	(10)	931
Perpetual preferred share dividends	21	-	3	-	24
Net income - common shareholders	$ 449	$ 261	$ 207	$ (10)	$ 907

17. Subsequent Events

(a) On July 5, 2007, Canada Life acquired all of the remaining outstanding common shares of Crown Life Insurance Company (Crown Life) for cash consideration of $115. The allocation of the purchase price to the assets acquired and liabilities assumed is expected to be completed during the remainder of 2007. It is anticipated that the acquisition will result in an increase in invested assets of approximately $533, an increase in other assets of approximately $32, an increase in policyholder liabilities of approximately $383 and an increase in other liabilities of approximately $67. Results of Crown Life will be included in the Summary of Consolidated Operations from the date of acquisition and are not expected to have a material impact to the financial results of the Company.

(b) On July 23, 2007, Great-West Life announced its intention to redeem all 2,093,032 Non-Cumulative Preferred Shares, Series L on October 31, 2007 for cash redemption price of $25.00 per share.

(c) Putnam Investment Trust

Related to the acquisition of Putnam Investment Trust, all regulatory approvals have been received and the pre-closing conditions have been satisfied. The transaction is expected to close in the third quarter.

GREAT-WEST
LIFECO INC.

RELEASE

TSX:GWO

Readers are referred to the cautionary note regarding Forward-Looking Information at the end of this release.

Great-West Lifeco's U.S. subsidiary announces agreement to assume institutional client's 401(k) recordkeeping business

Agreement with Franklin Templeton will transfer remaining services for approximately 340 plans representing about 64,000 participants

Winnipeg, August 1, 2007 . . . Great-West Lifeco Inc. today announced that its U.S. subsidiary, Great-West Life & Annuity Insurance Company, has reached an agreement with Franklin Templeton Investments whereby Franklin Templeton will transition its 401(k) recordkeeping business to Great-West Life & Annuity.

Great-West Life & Annuity's affiliate FASCore, LLC has been supporting Franklin Templeton's recordkeeping business since 2006. Under the new agreement, Great-West Life & Annuity will assume additional servicing and custodial responsibilities for approximately 340 plans, representing about 64,000 participants.

"This agreement reinforces our position as one of the top retirement plan providers in the United States," said Raymond L. McFeetors, President and Chief Executive Officer of Great-West Lifeco. "It demonstrates our commitment to the corporate retirement plan marketplace, where we've earned a reputation as an innovative and growing player."

The transaction, expected to be completed in the fourth quarter of 2007, will be largely seamless to the transferring plans and their participants, who will have access to a broader array of products and services. No regulatory approval is required.

In addition to its 401(k) business, Great-West Life & Annuity provides a range of retirement products and services to the corporate, government, healthcare and education markets, and to institutional clients. It is the fourth-largest U.S. retirement plan recordkeeper based on total participants, according to a ranking by Spectrem Group in January 2007. In all, Great-West Life & Annuity provides 401(k), 401(a), 403(b) and 457 retirement plan services to 21,000 plans representing approximately 3.5 million participants and $104 billion USD in assets.

Products and services are provided by Great-West Life & Annuity Insurance Company, FASCore, LLC, and First Great-West Life & Annuity Insurance Company and their subsidiaries and affiliates. Insurance products and related services are sold in New York State by First Great-West Life & Annuity Insurance Company of White Plains, New York.

.../2

Great-West Life & Annuity Insurance Company, headquartered in metro-Denver, serves its customers through a full range of retirement savings products and services, annuities, life and disability insurance and health care plans. It is an indirect, wholly owned subsidiary of Great-West Lifeco Inc. and a member of the Power Financial Corporation group of companies.

Great-West Lifeco Inc. (TSX:GWO) is a financial services holding company with interests in the life insurance, health insurance, retirement savings and reinsurance businesses. Lifeco has operations in Canada, the United States and Europe through The Great-West Life Assurance Company, London Life Insurance Company, The Canada Life Assurance Company and Great-West Life & Annuity Insurance Company. Lifeco and its companies have more than $216 billion in assets under administration. Great-West Lifeco is a member of the Power Financial Corporation group of companies.

Cautionary Note Regarding Forward-Looking Information
This release contains some forward-looking statements about the Company, including its business operations, strategy and expected financial performance and condition. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates" or negative versions thereof and similar expressions. In addition, any statement that may be made concerning future financial performance (including revenues, earnings or growth rates), ongoing business strategies or prospects, and possible future Company action, including statements made in this release by the Company in regards to the anticipated benefits of the transaction with Franklin Templeton Investments and the expected completion of the transaction, are also forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and are inherently subject to, among other things, risks, uncertainties and assumptions about the Company, economic factors and the financial services industry generally, including the insurance and mutual fund industries. They are not guarantees of future performance, and actual events and results could differ materially from those expressed or implied by forward-looking statements made by the Company due to, but not limited to, important factors such as sales levels, premium income, fee income, expense levels, mortality experience, morbidity experience, policy lapse rates and taxes, as well as general economic, political and market factors in North America and internationally, interest and foreign exchange rates, global equity and capital markets, business competition, technological change, changes in government regulations, unexpected judicial or regulatory proceedings, catastrophic events, and the Company's ability to complete strategic transactions and integrate acquisitions. The reader is cautioned that the foregoing list of important factors is not exhaustive, and there may be other factors listed in other filings with securities regulators, including factors set out under "Risk Management and Control Practices" in the Company's Management Discussion and Analysis, which, along with other filings, is available for review at www.sedar.com. The reader is also cautioned to consider these and other factors carefully and to not place undue reliance on forward-looking statements. Other than as specifically required by applicable law, the Company has no intention to update any forward-looking statements whether as a result of new information, future events or otherwise.

- end -

Not for distribution to U.S. news wire services or dissemination in the United States.

For more information contact:
Marlene Klassen, APR, FLMI
Director, Media & Public Relations
(204) 946-7705

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Great-West Lifeco Inc.
100 Osborne Street North
Winnipeg, Manitoba
R3C 3A5

Item 2 Date of Material Change

August 3, 2007

Item 3 News Release

A news release (a copy of which is attached as Schedule A) announcing the material change referred to in this report was issued on August 3, 2007 through the facilities of CNW Group Ltd.

Item 4 Summary of Material Change

On August 3, 2007, Great-West Lifeco Inc. announced that it had completed the acquisition of Putnam Investments Trust.

Item 5 Full Description of Material Change

See news release attached as Schedule A.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

For further information, please contact Marlene Klassen, Director, Media & Public Relations (204) 946-7705.

Item 9 Date of Report

August 3, 2007

END